LSB Industries, Inc.

Offer to Exchange

Shares of Common Stock

for

Each Outstanding Share of

$3.25 Convertible Exchangeable Class C Preferred Stock, Series 2
(CUSIP No. 502160500)

We are offering to exchange shares of our common stock for each validly tendered and accepted share of our $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 upon the terms and subject to the conditions set forth in this offer to exchange and in the related letter of transmittal. On January 23, 2007, 499,102 shares of our $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 were outstanding. In this offer to exchange, we refer to our $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 as "Preferred Stock."

The number of shares of common stock to be exchanged for each share of Preferred Stock will be 7.4 shares of common stock per share of Preferred Stock.

The exchange offer will expire at 5:00 p.m., New York City time, on Monday, March 12, 2007, unless extended or earlier terminated by us. You may withdraw shares of Preferred Stock that you tender at any time before the exchange offer expires. In addition, you may withdraw any tendered shares of Preferred Stock if we have not accepted them for payment within 40 business days from the commencement of our exchange offer on February 9, 2007.

The exchange offer is subject to the conditions described in "The Exchange Offer—Conditions to the Exchange Offer". We reserve the right to extend or terminate the exchange offer if any condition of the exchange offer is not satisfied and otherwise to amend the exchange offer in any respect.

Our common stock is listed on the American Stock Exchange ("AMEX") under the symbol "LXU". On February 2, 2007, the last reported sale price of our common stock on the AMEX was $14.85 per share.

We urge you to carefully read the "<u>Risk Factors</u>" section beginning on page 11 before you make any decision regarding the exchange offer.

You must make your own decision whether to tender any shares of Preferred Stock in the exchange offer and, if so, the number of shares of Preferred Stock to tender. We do not make any recommendation as to whether or not holders of outstanding shares of Preferred Stock should tender their shares of Preferred Stock for exchange in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered in this exchange offer, or determined if this offer to exchange is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offer to exchange is February 9, 2007.

TABLE OF CONTENTS

You should rely only on the information contained or incorporated by reference in this offer to exchange. None of us, the Exchange Agent or the Information Agent has authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to exchange, and are seeking tenders of, these securities only in jurisdictions where the offers or tenders are permitted. You should assume that the information appearing in this offer to exchange and the documents incorporated by reference in this offer to exchange is accurate only as of the dates of the offer to exchange or of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), to exempt the exchange offer from the registration requirements of the Securities Act. We are also relying on Sections 18(b)(1)(A) and 18(b)(4)(C) of the Securities Act to exempt the exchange offer from the registration and qualification requirements of state securities laws. We have no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the exchange offer. Our regular employees may solicit tenders and will answer inquiries concerning the exchange offer. These employees will not receive additional compensation for these services.

None of us, our board of directors, our executive officers, the Exchange Agent or the Information Agent makes any recommendation to holders of Preferred Stock as to whether to exchange or refrain from exchanging their Preferred Stock. In addition, no one has been authorized to make any such recommendation. You must make your own decision whether or when to exchange Preferred Stock pursuant to the exchange offer and, if so, the aggregate principal amount of Preferred Stock to exchange.

<center>**QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER**</center>

These answers to questions that you may have as a holder of shares of our $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2, as well as the summary that follows, highlight selected information included elsewhere or incorporated by reference in this offer to exchange. To fully understand the exchange offer and the other considerations that may be important to your decision about whether to participate in the exchange offer, you should carefully read this offer to exchange in its entirety, including the section entitled "Risk Factors," as well as the information incorporated by reference in this offer to exchange. For further information regarding LSB Industries, Inc., see the section of this offer to exchange entitled "Where You Can Find More Information." Except as otherwise specified, the words "we," "our," "ours," "us" and the "Company" refer to LSB Industries, Inc. and its subsidiaries. In this offer to exchange, we refer to the $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 as "Preferred Stock".

Why are we making the exchange offer?

We are making the exchange offer to reduce our dividend obligations, including the outstanding amount of accrued and unpaid dividends, and to simplify our capital structure. The exchange offer allows current holders of shares of Preferred Stock to receive a number of shares of common stock in excess of the shares of common stock that they would receive upon conversion of the Preferred Stock.

What will I receive in the exchange offer if I tender shares of Preferred Stock and they are accepted?

For each share of Preferred Stock that we accept in the exchange offer, you will receive 7.4 shares of our common stock upon the terms and subject to the conditions set forth in this offer to exchange and the related letter of transmittal. You will be waiving any and all rights to accrued and unpaid dividends on your Preferred Stock that you exchange. As a result, you will not receive any additional consideration for accrued and unpaid dividends on your Preferred Stock.

Our common stock is listed on the AMEX under the symbol "LXU". On February 2, 2007, the last reported sale price per share of our common stock on the AMEX was $14.85.

How many shares of Preferred Stock are being sought in the exchange offer?

We have entered into an agreement (the "Jayhawk Agreement") pursuant to which certain investors, who we refer to as the Jayhawk Group, will exchange 180,450 of the shares of Preferred Stock that they own in the exchange offer. As of January 23, 2007, the Jayhawk Group owned 346,662 shares of Preferred Stock. A condition to the Jayhawk Agreement is that Jack E. Golsen, our Chairman and Chief Executive Officer, and his spouse and children and the entities they control, who we refer to as the Golsen Group, exchange 26,467 of the 49,550 shares of Preferred Stock they own. We are offering to exchange 309,807 outstanding shares of the Preferred Stock in this offer to exchange. As of January 23, 2007, 499,102 shares of Preferred Stock were outstanding. For more information regarding the Jayhawk Agreement, see the section of this offer to exchange entitled "Summary -- Recent Developments – Jayhawk Agreement."

How does the consideration I will receive if I tender my shares of Preferred Stock compare to the payments I would receive on the shares of Preferred Stock if I do not tender?

Holders of shares of our Preferred Stock are entitled to quarterly dividends which are paid when, if and as declared by our board of directors. As of January 31, 2007, total accrued and unpaid dividends were $23.975 per share of Preferred Stock. As of March 31, 2007, total accrued and unpaid dividends will be $24.7875 per share of Preferred Stock. For each share of Preferred Stock that you exchange, you will be entitled to receive 7.4 shares of common stock. You will not receive any additional consideration for accrued and unpaid dividends on your Preferred Stock.

If you do not participate in the exchange offer, your Preferred Stock not exchanged would be entitled to receive, when, if and as declared by our board of directors, dividends at an annual rate of $3.25

<center>2</center>

per share, on March 15, June 15, September 15 and December 15 of each year for as long as such shares remain outstanding. Undeclared dividends will continue to accrue.

What other rights will I lose if I tender my shares of Preferred Stock in the exchange offer?

If you validly tender your shares of Preferred Stock and we accept them for exchange, you would lose the rights of a holder of Preferred Stock, which are described below in this offer to exchange. For example you would lose the right to receive, out of assets available for distribution to our stockholders and before any distribution is made to the holders of stock ranking junior to the Preferred Stock (including common stock), a liquidation preference in the amount of $50 per share of Preferred Stock, plus accumulated and unpaid dividends, upon any voluntary or involuntary liquidation, winding up or dissolution of the Company.

May I tender only a portion of the shares of Preferred Stock that I hold?

Yes. You do not have to tender all of your shares of Preferred Stock to participate in the exchange offer.

If the exchange offer is consummated and I do not participate in the exchange offer or I do not tender all of my shares of Preferred Stock in the exchange offer, how will my rights and obligations under my remaining outstanding shares of Preferred Stock be affected?

The terms of your shares of Preferred Stock, if any, that remain outstanding after the consummation of the exchange offer will not change as a result of the exchange offer.

What do we intend to do with the shares of Preferred Stock that are tendered in the exchange offer?

Shares of Preferred Stock accepted for exchange by us in the exchange offer will be retired and cancelled and will be returned to status of authorized but unissued shares of Class C Preferred Stock, without designation as to series, and may thereafter be issued, but not as shares of Preferred Stock.

Are we making a recommendation regarding whether you should tender in the exchange offer?

We are not making any recommendation regarding whether you should tender or refrain from tendering your shares of Preferred Stock in the exchange offer. Accordingly, you must make your own determination as to whether to tender your shares of Preferred Stock in the exchange offer and, if so, the number of shares of Preferred Stock to tender. Before making your decision, we urge you to carefully read this offer to exchange in its entirety, including the information set forth in the section of this offer to exchange entitled "Risk Factors," and the other documents incorporated by reference in this offer to exchange.

Does the Company have a financial advisor for the exchange offer?

We have retained J Giordano Securities Group as our exclusive financial advisor in connection with the exchange offer. On January 26, 2007, J Giordano Securities Group delivered their opinion to our board of directors that the consideration to be paid to the holders of Preferred Stock in the exchange offer was fair from a financial point of view. Neither our board of directors nor J Giordano Securities Group is making any recommendation regarding whether you should tender or refrain from tendering your shares of Preferred Stock in the exchange offer.

Will the common stock to be issued in the exchange offer be listed for trading?

Yes. The shares of our common stock to be issued in the exchange offer have been approved for listing on the AMEX. Generally, the common stock you receive in the exchange offer will be freely tradeable, unless you are considered an "affiliate" of ours, as that term is defined in the Securities Act of

1933. For more information regarding the market for our common stock, see the section of this offer to exchange entitled "Market for Common Stock and Preferred Stock."

What are the conditions to the exchange offer?

The exchange offer is conditioned upon the closing conditions described in "The Exchange Offer—Conditions to the Exchange Offer." We may waive certain conditions of this exchange offer. If any of the conditions is not satisfied or waived, we will not accept and exchange any validly tendered shares of Preferred Stock. For more information regarding the conditions to the exchange offer (including conditions we cannot waive), see the section of this offer to exchange entitled "The Exchange Offer—Conditions to the Exchange Offer."

When does the exchange offer expire?

The exchange offer will expire at 5:00 p.m., New York City time, on March 12, 2007, unless extended or earlier terminated by us.

Under what circumstances can the exchange offer be extended, amended or terminated?

We reserve the right to extend the exchange offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the exchange offer in any respect prior to the expiration date of the exchange offer. Further, we may be required by law to extend the exchange offer if we make a material change in the terms of the exchange offer or in the information contained in this offer to exchange or waive a material condition to the exchange offer. During any extension of the exchange offer, shares of Preferred Stock that were previously tendered and not validly withdrawn will remain subject to the exchange offer. We reserve the right, in our sole and absolute discretion, to terminate the exchange offer, at any time prior to the expiration date of the exchange offer. If the exchange offer is terminated, no shares of Preferred Stock will be accepted for exchange and any shares of Preferred Stock that have been tendered will be returned to the holder promptly after the termination. For more information regarding our right to extend, amend or terminate the exchange offer, see the section of this offer to exchange entitled "The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination."

How will I be notified if the exchange offer is extended, amended or terminated?

If the exchange offer is extended, amended or terminated, we will promptly make a public announcement by issuing a press release, with the announcement in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the exchange offer. For more information regarding notification of extensions, amendments or the termination of the exchange offer, see the section of this offer to exchange entitled "The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination."

What risks should I consider in deciding whether or not to tender my Preferred Stock?

In deciding whether to participate in the exchange offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the Preferred Stock and our common stock described in the section of this offer to exchange entitled "Risk Factors," and the documents incorporated by reference in this offer to exchange.

What are the federal income tax consequences of my participating in the exchange offer?

Please see the section of this offer to exchange entitled "Material United States Federal Income Tax Consequences." The tax consequences to you of the exchange offer will depend on your individual circumstances. You should consult your own tax advisor for a full understanding of the tax consequences of participating in the exchange offer.

How will the exchange offer affect the trading market for the shares of Preferred Stock that are not exchanged?

If a sufficiently large number of shares of Preferred Stock do not remain outstanding after the exchange offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in shares of Preferred Stock. Accordingly, your ability to sell your shares of Preferred Stock not tendered in the exchange offer may be impaired.

Are the financial condition and results of operations of the Company relevant to my decision to tender in the exchange offer?

Yes. The price of both our common stock and the Preferred Stock are closely linked to our financial condition and results of operations. For information about the accounting treatment of the exchange offer, see the section of this offer to exchange entitled "The Exchange Offer—Accounting Treatment." In addition, the tax treatment to you of the exchange offer is dependent on whether we have current earnings and profits for 2007. See "Material United States Federal Income Tax Consequences For Preferred Stock Holders."

Will the Company receive any cash proceeds from the exchange offer?

No. We will not receive any cash proceeds from the exchange offer.

How do I tender my shares of Preferred Stock?

The exchange of shares of common stock for shares of Preferred Stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the Exchange Agent of the following:

(1) a book-entry confirmation with respect to such securities,

(2) the letter of transmittal (or a facsimile thereof) properly completed and duly executed or a properly transmitted agent's message, and

(3) any required signature guarantees and other documents required by the letter of transmittal.

For more information regarding the procedures for tendering your shares of Preferred Stock, see the section of this offer to exchange entitled "The Exchange Offer—Procedures for Tendering Shares of Preferred Stock."

What happens if some or all of my shares of Preferred Stock are not accepted for exchange?

If we decide for any reason not to accept some or all of your shares of Preferred Stock, the shares of Preferred Stock not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the exchange offer. For more information, see the section of this offer to exchange entitled "The Exchange Offer—Return of Unaccepted Shares of Preferred Stock."

Until when may I withdraw previously tendered shares of Preferred Stock?

If not previously returned, you may withdraw previously tendered shares of Preferred Stock at any time until the exchange offer has expired. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted for exchange by us after the expiration of 40 business days from February 9, 2007. For more information, see the section of this offer to exchange entitled "The Exchange Offer— Withdrawals of Tenders."

How do I withdraw previously tendered shares of Preferred Stock?

Beneficial owners desiring to withdraw shares of Preferred Stock previously tendered through the Depository Trust Company ("DTC") should contact the DTC participant through which such beneficial owners hold their shares of Preferred Stock. Registered holders who tendered other than through DTC should send written notice of withdrawal to the Exchange Agent specifying the name of the holder who tendered the securities being withdrawn and the number of shares of Preferred Stock being withdrawn. For more information regarding the procedures for withdrawing tendered shares of Preferred Stock, see the section of this offer to exchange entitled "The Exchange Offer—Withdrawals of Tenders."

Will I have to pay any fees or commissions if I tender my shares of Preferred Stock?

If your shares of Preferred Stock are held through a broker or other nominee who tenders the Preferred Stock on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

With whom may I talk if I have questions about the exchange offer?

If you have questions regarding the procedures for tendering in the exchange offer, require additional exchange offer materials or require assistance in tendering your shares of Preferred Stock, please contact the Information Agent. You can call the Information Agent toll-free at (800) 657-4428. You may also write to the Information Agent at the address set forth on the back cover of this offer to exchange.

SUMMARY

This summary highlights selected information contained or incorporated by reference in this offer to exchange. It likely does not contain all of the information that may be important to you or that you should consider when making a decision regarding the exchange offer. You should carefully read this entire offer to exchange, including "Risk Factors," and the information we have incorporated by reference before making a decision to participate in the exchange offer.

LSB Industries, Inc.

We were formed in 1968 as an Oklahoma corporation, and became a Delaware corporation in 1977. We are a diversified holding company. Our wholly-owned subsidiary, ThermaClime, Inc. ("ThermaClime") through its subsidiaries, owns substantially all of our core businesses consisting of the:

- Climate Control Business engaged in the manufacturing and selling of a broad range of heating, ventilation and air conditioning ("HVAC") products used in commercial and residential new building construction, renovation of existing buildings and replacement of existing systems.

- Chemical Business engaged in the manufacturing and selling of chemical products produced from three plants in Texas, Arkansas and Alabama for the industrial, mining and agricultural markets.

Our executive offices are located at 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107. Our telephone number at that location is (405) 235-4546.

Recent Developments

Prior Exchanges

On October 6, 11, 12 and 25, 2006, we entered into various Exchange Agreements with certain holders of our Preferred Stock to exchange an aggregate of 104,548 shares of Preferred Stock for an aggregate of 773,655 shares of common stock subject to approval by AMEX to list the shares of common stock to be issued in connection with the Exchange Agreements. The exchange rate for each share was 7.4 shares of common stock for each share of Preferred Stock surrendered to the Company. The holders agreed to waive all accrued and unpaid dividends. On November 7, 2006, the AMEX approved the listing of the shares to be issued in the exchange. Pursuant to the terms of the Exchange Agreements, promptly after approval of the listing of the shares by AMEX, 104,548 shares of Preferred Stock were surrendered to us (including 35,428 shares of James W. Sight ("Sight") and 41,000 shares by Paul J. Denby and his affiliates (collectively, "Denby"), and in exchange we issued 773,655 shares of common stock (including 262,167 to Sight and 303,400 shares to Denby). An aggregate of approximately $2.43 million in accrued and unpaid dividends were waived in the exchanges. All such exchanges have been completed. See "Interests of Our Principal Stockholders, Officers and Directors."

The Exchange Agreements were solicited by and negotiated with each of the holders. Neither we nor any of the holders has paid or given, or agreed to pay or give, directly or indirectly, any commission or other remuneration in connection with the Exchange Agreements. The exchanges were conducted under the exemption from registration provided by Section 3(a)(9) of the Securities Act.

Jayhawk Agreement

On November 10, 2006, we entered into an agreement (the "Jayhawk Agreement") with the Jayhawk Group, which consists of Kent C. McCarthy, Jayhawk Capital Management, L.L.C., Jayhawk Institutional Partners, L.P., and Jayhawk Investments, L.P. The Jayhawk Agreement provides that if we undertake, in our sole discretion, within one year from the date of the Jayhawk Agreement, a tender offer for, or exchange of, our Preferred Stock, that the Jayhawk Group will either exchange or deliver to us 180,450 of the 346,662 shares of the Preferred Stock owned by the Jayhawk Group for 1,335,330 shares of our common stock, based on 7.4 shares of common stock for each share of Preferred Stock surrendered to us in the transaction.

The Jayhawk Agreement further provides that the Jayhawk Group will waive its rights to all accrued and unpaid dividends on the Preferred Stock tendered or exchanged. As of January 31, 2007, the accrued and unpaid dividends on the Preferred Stock were $23.975 per share. Accordingly, if a tender offer or exchange is completed, including the exchange offer pursuant to this offer to exchange, the Jayhawk Group will waive a total of approximately $4.3 million in accrued and unpaid dividends on the 180,450 shares of Preferred Stock which will be surrendered to us.

The terms of Section 7(b) of the certificate of designations of the Preferred Stock currently provides that, whenever dividends on the Preferred Stock are in arrears and unpaid in an amount equal to at least six quarterly dividends: (a) the number of members of our board of directors shall be increased by two; and (b) the Preferred Stock holders have the exclusive right to vote for and elect two additional directors until the payment of accrued and unpaid dividends on the Preferred Stock. In 2002, the holders of the Preferred Stock, including the Jayhawk Group, elected two directors pursuant to the terms of the Preferred Stock.

The Jayhawk Agreement further provides that any such exchange or tender offer will be subject to:

- our receipt of a fairness opinion for the transaction;

- the listing on the AMEX of the common stock to be issued in the transaction;

- the approval by the holders of our common stock and Preferred Stock of the amendments described below under "Amendment of the Certificate of Designation of the Preferred Stock"; and

- the Golsen Group exchanging or tendering in connection with this transaction 26,467 shares of the 49,550 shares of Preferred Stock beneficially owned by them, and waiving all accrued and unpaid dividends on the 26,467 shares (approximately $634,500) tendered or exchanged.

The Jayhawk Agreement was solicited by the Jayhawk Group and negotiated with the Jayhawk Group. Neither we nor any of member of the Jayhawk Group has paid or given, or agreed to pay or give, directly or indirectly, any commission or other remuneration in connection with the Agreement.

Recent Transactions

Members of the Jayhawk Group acquired shares of Preferred Stock in open market transactions on December 15, 2006 (3,300 shares), December 18, 2006 (500 shares), December 22, 2006 (100 shares), December 29, 2006 (1,700 shares), and January 4, 2007 (162 shares).

Amendment of the Certificate of Designations of the Preferred Stock

The Preferred Stock has the right to elect two additional directors to our board of directors if dividends are in arrears and unpaid in an amount equal to at least six quarterly dividends, as they currently are. We are submitting a proposal to be voted on at the special meeting to be held on March 6, 2007. The proposal is to approve two amendments to the certificate of designations of the Preferred Stock to provide as follows:

- the first Amendment permits us and our subsidiaries, during the period that cumulative accrued and unpaid dividends exist on our Preferred Stock, to purchase, redeem, or otherwise acquire shares of our common stock for a period of five years from the date of completion of an exchange or tender offer by the Company after January 1, 2007, for at least 180,000 shares of the outstanding Preferred Stock; and

- the second Amendment provides that the current right of the holders of Preferred Stock to elect two directors to our board when at least six quarterly dividends on the Preferred Stock are in arrears and unpaid may be exercised only if and so long as at least 140,000 shares of Preferred Stock are issued and outstanding.

Passage of the proposal to approve the two amendments is a condition to this exchange offer. If the proposal passes and the number of outstanding shares of Preferred Stock falls below 140,000, (a) the Preferred Stock holders will not be entitled to elect, as a class, any members to the board of directors, and (b) the term of any directors that were elected by the Preferred Stock who are then serving as members will expire, notwithstanding that dividends on the Preferred Stock are or remain in the arrears and unpaid in an amount equal to at least six quarterly dividends.

Under our existing stock option plans, certain options for the purchase of our common stock permit the holder of the option to pay the purchase price of the option by tendering to us shares of our common stock already owned by the holder. This is commonly referred to as a "cashless" exercise of a stock option. Since 1999, we have received 251,174 shares of our common stock from employees in payment of the exercise price under our stock option plans pursuant to the cashless exercise provisions of the plans. A holder of our Preferred Stock has alleged that the receipt by us of common stock under the cashless exercise provisions of our stock option plans during the period that we had cumulative accrued and unpaid dividends on our Preferred Stock may constitute an "acquisition" of common stock that is prohibited under the certificate of designations. If approved, the proposal to amend the certificate of designations of the Preferred Stock will clarify that receipt by us of common stock upon the cashless exercise of our outstanding stock options is not prohibited by the terms of the certificate of designations and to expressly permit such transactions during the period that cumulative accrued and unpaid dividends exist on our Preferred Stock for a period of five years from the completion after January 1, 2007, of a tender offer or exchange by us for at least 180,000 shares of our Preferred Stock.

On February 6, 2007, we filed with the SEC and mailed to our stockholders our definitive proxy statement for the special meeting of stockholders to be held March 6, 2007, to consider the approval of the amendments to the certificate of designations of Preferred Stock. The Company's stockholders are urged to read the proxy statement and other relevant materials because they will contain important information about the proposed amendments to the certificate of designations. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC's web site at www.sec.gov.

Informal Inquiry

The SEC made an informal inquiry to us by letter dated August 15, 2006. The inquiry relates to the restatement of our financial statements for the year ending December 31, 2004, due to accounting matters relating to the change in inventory accounting from LIFO to FIFO. At the present time, the informal inquiry is not a pending proceeding nor does it rise to the level of a government investigation. At this time, we are unable to determine if the inquiry will ever rise to the level of an investigation or proceeding or will result in an enforcement action, if any, by the SEC.


Summary of the Exchange Offer


The material terms of the exchange offer are summarized below. In addition, we urge you to read the detailed descriptions in the sections of this offer to exchange entitled "The Exchange Offer," "Description of Capital Stock," "Description of the Preferred Stock" and "Comparison of Rights Between the Preferred Stock and Our Common Stock."

Offeror	LSB Industries, Inc.
Securities Subject to the Exchange Offer	Up to 309,807 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2.
The Exchange Offer	We are offering to exchange 7.4 shares of our common stock for each validly tendered and accepted share of Preferred Stock upon the terms and subject to the conditions set forth in this offer to exchange and in the related letter of transmittal (including, if the exchange offer is extended or amended, the terms and conditions of any such extension or amendment).
	Any shares of Preferred Stock not exchanged will remain outstanding. The shares of Preferred Stock validly tendered and accepted for exchange in the exchange offer will be retired and cancelled.
Exchange Ratio	For each share of Preferred Stock validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on the expiration date, the holder will receive 7.4 shares of our common stock.
Accrued and Unpaid Dividends	You will be waiving all rights to any and all accrued and unpaid dividends existing on the Preferred Stock as to the shares of Preferred Stock so exchanged.
Fractional Shares	Fractional shares will not be issued in the exchange offer and cash will be paid in lieu of any fractional shares.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on March 12, 2007, unless extended or earlier terminated by us.
Certain Consequences to Non-Tendering Holders	Shares of Preferred Stock not exchanged in the exchange offer will remain outstanding after the consummation of the exchange offer.
Conditions to the Exchange Offer	The exchange offer is conditioned upon the closing conditions described in "The Exchange Offer—Conditions to the Exchange Offer." If a sufficiently large number of shares of Preferred Stock do

	not remain outstanding after the exchange offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid.
No Appraisal Rights	No appraisal rights are available to holders of Preferred Stock in connection with the exchange offer.
Procedures For Tendering Shares of Preferred Stock	To tender shares of Preferred Stock, UMB Bank, n.a., the Exchange Agent, must receive timely, prior to the expiration date of the exchange offer, (1) a book-entry confirmation with respect to the Preferred Stock, (2) the letter of transmittal (or a facsimile thereof) properly completed and duly executed or a properly transmitted agent's message and (3) any required signature guarantees and other documents required by the letter of transmittal.

We describe the procedures for tendering shares of Preferred Stock in "The Exchange Offer – Procedures for Tendering Shares of Preferred Stock." For further information, contact the Exchange Agent at its telephone number and address set forth on the back cover page of this offer to exchange or consult your broker, dealer, commercial bank, trust company or custodian for assistance.

If you wish to tender shares of Preferred Stock that are held in the name of a broker or other nominee, you should instruct your broker or other nominee to tender on your behalf. |
Withdrawal Rights	You may withdraw previously tendered shares of Preferred Stock at any time before the expiration date of the exchange offer. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted by us for purchase after the expiration of 40 business days from February 9, 2007. See the section of this offer to exchange entitled "The Exchange Offer—Withdrawals of Tenders."
Risk Factors	You should consider carefully all of the information set forth in this offer to exchange and, in particular, you should evaluate the specific factors set forth under "Risk Factors" before deciding whether to participate in the exchange offer.
Material United States Federal Income Tax Consequences For Preferred Stock Holders	We intend to treat the exchange of your shares of Preferred Stock for shares of our common stock pursuant to the exchange offer as a recapitalization. While generally a recapitalization is not a taxable transaction for persons who exchange preferred stock for common stock, some portion of the common stock you will receive if you make the exchange may be treated as a dividend. For a detailed discussion, please see the section titled "Material United States Federal Income Tax Consequences."
Brokerage Commissions	If your shares of Preferred Stock are held through a broker or other nominee who tenders shares of Preferred Stock on your behalf, your broker may charge you a commission for doing so.
Information Agent	Georgeson, Inc.
Exchange Agent	UMB Bank, n.a.
Market-Trading	Our common stock is listed on the AMEX under the symbol "LXU." On February 2, 2007, the last reported sale price of our common stock on the AMEX was $14.85 per share. The AMEX has approved the listing of the shares of our common stock to be issued in the exchange offer.

Further Information	If you have questions regarding the procedures for tendering in the exchange offer or require assistance in tendering your shares of Preferred Stock, please contact the Information Agent. If you would like additional copies of this offer to exchange, our annual, quarterly, and current reports, proxy statement and other information that we incorporate by reference in this offer to exchange, please contact the Information Agent. The contact information is set forth on the back cover of this offer to exchange.

RISK FACTORS

In considering whether to participate in the exchange offer, you should carefully consider the risks described below and the other information we have included or incorporated by reference in this offer to exchange.

Risks Related to the Exchange Offer

By tendering your shares of Preferred Stock, you will lose your right to receive accrued and unpaid dividends and future dividends.

Holders of shares of our Preferred Stock are entitled to quarterly dividends, which are paid when, if and as declared by our board of directors. As of December 31, 2006, total accrued and unpaid dividends were $23.975 per share of Preferred Stock. As of March 31, 2007, total accrued and unpaid dividends will be $24.7875 per share of Preferred Stock.

As of December 31, 2006, there was an aggregate of approximately $14 million of cumulative accrued and unpaid dividends on all of our outstanding preferred stock, which includes approximately $12 million as to the Preferred Stock. None of the cumulative accrued and unpaid dividends have been declared payable by our board of directors. Although we do not anticipate paying all accrued and unpaid dividends on our outstanding Preferred Stock in the foreseeable future, we have paid nominal dividends on the Preferred Stock each quarter during 2006. We may continue to pay nominal dividends on our Preferred Stock from time to time, if the Board determines that our financial condition and requirements justify such dividends.

For each share of Preferred Stock that you exchange, you will be entitled to receive 7.4 shares of common stock, and you will be required to waive all accrued and unpaid dividends on each share of Preferred Stock exchanged. You will not receive any additional consideration for accrued and unpaid dividends on your Preferred Stock.

If your shares of Preferred Stock are validly tendered and accepted for exchange, you will lose the right to receive any future dividends to be paid on such shares after completion of the exchange offer.

In the future, we may acquire any shares of Preferred Stock that are not tendered in the exchange offer for consideration different than that in the exchange offer.

In the future, we may acquire shares of Preferred Stock that are not tendered in the exchange offer through open market purchases, privately negotiated transactions, an exchange offer or such other means as we deem appropriate. Any such acquisitions will occur upon the terms and at the prices as we may determine in our discretion, which may be more or less than the value of the common stock being exchanged for the Preferred Stock under the exchange offer, and could be for cash or other consideration. We may choose to pursue any or none of these alternatives, or combinations thereof, in the future.

The value of the common stock that you receive may fluctuate.

We are offering to exchange 7.4 shares of our common stock for each share of Preferred Stock. The price of our common stock may fluctuate widely in the future. If the market price of our common stock declines, the value of the shares you will receive in exchange for your shares of Preferred Stock will decline. The trading value of our common stock could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally, many of which are beyond our control. Please see "—Risks Related to Us and Our Business."

All of our debt obligations and our preferred stock, including any shares of Preferred Stock that remain outstanding after the exchange offer, will have priority over our common stock with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of the Company, our common stock would rank below all debt claims against the Company and all of our outstanding shares of preferred stock, including the shares of Preferred Stock that are not tendered and accepted by us in this exchange offer. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock have been satisfied.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings and may dilute your percentage interest in our common stock.

Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, will have on the trading price of our common stock. Such future sales could also significantly reduce the percentage ownership of our existing common stockholders.

We have not declared or paid dividends on our outstanding common stock in many years and have a substantial amount of accrued and unpaid dividends on our outstanding series of cumulative preferred stock.

We have not paid cash dividends on our outstanding common stock in many years, and from January 1, 1999, through December 31, 2005, we did not pay any accrued dividends on our outstanding cumulative preferred stock, including the Preferred Stock. We intend to retain most of our future earnings, if any, to provide funds for our operations and/or expansion of our businesses. However, during each quarter in 2006, our board of directors declared nominal dividends on certain outstanding series of our preferred stock, as follows: $.10 per share on the then outstanding shares of our Preferred Stock, $.37 per share on our outstanding Series B 12% Cumulative Convertible Preferred, and $.31 per share on our outstanding Non-Cumulative Preferred. These dividends are not for the full amount of the required quarterly dividends pursuant to the terms of our outstanding series of preferred stock. As of December 31, 2006, there were approximately $14 million of accrued and unpaid dividends on our outstanding cumulative preferred stock.

We do not anticipate paying cash dividends on our outstanding common stock in the foreseeable future, and until all accrued and unpaid dividends are paid on our outstanding cumulative preferred stock, no dividends may be paid on our common stock. In the event of our liquidation, winding up or dissolution, there can be no distributions on our common stock until all of the liquidation preference and stated value amounts of our outstanding preferred stock and all accrued and unpaid dividends due on our outstanding cumulative preferred stock are paid in full. Further, not paying all of the cumulative accrued dividends on our outstanding preferred stock could adversely affect the marketability of our common stock and our ability to raise additional equity capital.

If we have current or accumulated earnings and profits, a portion of the common stock you receive in exchange for shares of Preferred Stock will be treated as a dividend.

The exchange of Preferred Stock for common stock pursuant to the exchange offer constitutes a recapitalization for federal tax purposes. While generally a recapitalization is not a taxable transaction for persons who exchange preferred stock for common stock, some portion of the common stock you will receive if you make the exchange will be treated as a dividend to the extent we have current or accumulated earnings and profits as determined for U.S. Federal Income Tax purposes. We believe that the amount of our "accumulated" earnings and profits through December 31, 2006, is negative. However, "current" earnings and profits means our earnings and profits for the current taxable year, which will not end until December 31, 2007, and we are unable to predict whether we will have earnings and profits for 2007. See "Material United States Federal Income Tax Consequences."

Risks Related to Holding Shares of Preferred Stock After the Exchange Offer

Shares of Preferred Stock that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer.

If a sufficiently large number of shares of Preferred Stock do not remain outstanding after the exchange offer, the trading market for the remaining outstanding shares of Preferred Stock may be less liquid and market prices may fluctuate significantly depending on the volume of trading in shares of Preferred Stock. Furthermore, a security with a smaller "float" may command a lower price and trade with greater volatility or much less frequently than would a comparable security with a greater float. This decreased liquidity may also make it more difficult for holders of shares of Preferred Stock that do not tender to sell their shares of Preferred Stock.

If the number of outstanding shares of Preferred Stock falls below a certain level, holders of the Preferred Stock will no longer be entitled to their current rights to elect directors.

The Preferred Stock has the right to elect two additional directors to our board of directors if dividends are in arrears and unpaid in an amount equal to at least six quarterly dividends, as they currently are. We are submitting a proposal to be voted on at the special meeting to be held on March 6, 2007, to amend the certificate of designations of the Preferred Stock to provide that the right of the holders of Preferred Stock to elect the two directors to our board may be exercised only if and so long as at least 140,000 shares of the Preferred Stock are issued and outstanding. Passage of the proposal is a condition to the exchange offer. If the proposal passes and the number of outstanding shares of Preferred Stock falls below this level, the Preferred Stock holders will not be entitled to elect, as a class, any members to the board of directors.

We may use funds otherwise available for the payment of dividends on the Preferred Stock to purchase shares of our common stock.

The certificate of designations of the Preferred Stock prohibits us from purchasing shares of our common stock at any time unless and until all cumulative and unpaid dividends on Preferred Stock have been paid or declared or set apart for payment through the last dividend due date. The proposal to be voted on at the special meeting of stockholders to be held on March 6, 2007, if approved, would amend the certificate of designations of Preferred Stock to permit us to purchase, redeem, or otherwise acquire in any manner and for any reason shares of common stock for a period of five years from the completion of an exchange or tender offer by us for at least 180,000 shares of the Preferred Stock. If the proposal passes, funds otherwise available for the payment of dividends on the Preferred Stock may be utilized by us to purchase shares of common stock. Passage of the proposal is a condition to this exchange offer.

If you do not participate in the exchange offer, your shares of Preferred Stock will continue to be subject to our right to cause the exchange of the Preferred Stock into our 6.50% convertible subordinated debentures upon satisfaction of certain conditions.

Each outstanding share of Preferred Stock may be exchanged at our option, in whole, but not in part, for our 6.50% convertible subordinated debentures, if we are not in default on any payments of dividends on the Preferred Stock or on any senior stock or parity stock.

The trading prices for the shares of Preferred Stock that remain outstanding after the exchange offer will be directly affected by the trading prices of our common stock.

Because the Preferred Stock is convertible into shares of our common stock, the trading prices of the Preferred Stock in the secondary market is directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of the common stock or interest rates will rise or fall. Trading prices of the common stock will be influenced by the factors described in the section of this offer to exchange entitled "—Risks Related to the Exchange Offer—The value of the common stock that you receive may fluctuate" and "—Risks Related to Us and Our Business."

Risks Related to Us and Our Business

Cost and availability of raw materials could materially affect our profitability and liquidity.

Our Chemical Business' sales and profits are heavily affected by the costs and availability of its primary raw materials. Anhydrous ammonia and natural gas, which are purchased from unrelated third parties, represent the primary raw material feedstocks in the production of most of the products of the Chemical Business. The primary material utilized in anhydrous ammonia production is natural gas, and fluctuations in the price of natural gas can have a significant effect on the cost of anhydrous ammonia. Historically, there has been volatility in the cost of anhydrous ammonia and natural gas, and in many instances we were unable to increase our sales prices to cover all of the higher anhydrous ammonia and natural gas costs incurred. Although our Chemical Business has a program to enter into contracts with certain customers that provide for the pass-through of raw material costs, we have a substantial amount of sales by the Chemical Business that do not provide for these pass-throughs. Thus, in the future, we may not be able to pass along to all of our customers the full amount of increases in anhydrous ammonia and natural gas costs. We have suspended in the past, and could in the future, from time to time, suspend production at our chemical facilities due to, among other things, the cost or unavailability of such primary raw materials. Accordingly, our results of operations and financial condition have in the past been, and will in the future be, materially affected by the cost or unavailability of raw materials, including anhydrous ammonia and natural gas.

In addition, our Climate Control Business depends on raw materials such as copper and steel, which have recently shown considerable price volatility. While we periodically enter into fixed-price contracts on copper to hedge against price increases, there can be no assurance that our Climate Control Business will effectively manage against price fluctuations in copper and other raw materials or that future price fluctuations in copper and other raw materials will not have an adverse effect on our financial condition, liquidity and results of operations. Our Climate Control Business depends on certain suppliers to deliver the key components that are required in the production of its products. Any disruption in such supply could result in lost production or delayed shipments, which could materially affect our operations and cash flow.

In recent years our Chemical Business has been unable to generate significant positive cash flows.

Due, in part, to lower than optimum sales levels, margin problems and extensive capital expenditures, our Chemical Business has not generated significant positive cash flows in recent years. Continuing significant cash flow expenditures by this business could have a material adverse effect on our financial condition and liquidity.

Our Climate Control Business and its customers are sensitive to economic cycles.

Our Climate Control Business is affected by cyclical factors, such as interest rates, inflation and economic downturns. Our Climate Control Business depends on sales to customers in the commercial construction and renovation industries, which are particularly sensitive to these factors. A decline in the economic activity in the United States has in the past, and could in the future, have a material adverse effect on our customers in the commercial construction and renovation industries in which our Climate Control Business sells a substantial amount of its products. Such a decline could result in a decrease in revenues and profits, and an increase in bad debts, in our Climate Control Business.

Weather conditions adversely affect our Chemical Business.

The agricultural products produced and sold by our Chemical Business have in the past, and could continue in the future, to be materially affected by adverse weather conditions outside of our control (such as excessive rains or drought) in the primary markets for our fertilizer and related agricultural products. If any of these unusual weather events occur during the primary seasons for sales of our agricultural products (March-June and September-November), this could have a material adverse effect on the agricultural sales of our Chemical Business and our financial condition and results of operation.

Environmental and regulatory matters entail significant risk for us.

Our Chemical Business is subject to numerous environmental laws and regulations. The manufacture and distribution of chemical products are activities which entail environmental risks and impose obligations under environmental laws and regulations, many of which provide for substantial fines and potential criminal sanctions for violations. Our Chemical Business has in the past, and may in the future, be subject to fines, penalties and sanctions for violations of environmental laws and substantial expenditures for cleanup costs and other liabilities relating to the handling, manufacture, use, emission, discharge or disposal of pollutants or other substances at or from the Chemical Business' facilities. Further, a number of our Chemical Business' facilities are dependent on environmental permits to operate, the loss of which could have a material adverse effect on its operations and our financial condition.

We may be required to expand our security procedures and install additional security equipment for our Chemical Business in order to comply with the Homeland Security Act of 2002 and possible future government regulation.

The chemical industry in general, and producers of ammonium nitrate specifically, are scrutinized by the government, industry and public on security issues. Under the Homeland Security Act of 2002, as well as current and proposed regulations, we may be required to incur substantial additional costs relating to security at our chemical facilities and distribution centers and security for the transportation of our products. These costs could have a material impact on our financial condition and results of operation.

A substantial portion of our sales is dependent upon a limited number of customers.

Based on our preliminary unaudited sales results, during 2006, five customers of our Chemical Business accounted for 56.9% of its net sales and 26.7% of our consolidated net sales, and during 2006, our Climate Control Business had one customer that accounted for 16.0% of its net sales and 7.2% of our consolidated net sales. During the last quarter of 2006, five customers of our Chemical Business accounted for 61.4% of its net sales and 29.2% of our consolidated net sales, and during the same period, the Climate Control Business had one customer that accounted for 13.4% of its net sales and 6.6% of our consolidated net sales. The loss of, or a material reduction in purchase levels by, one or more of these customers could have a material adverse effect on our business and our results of operations, financial condition and liquidity if we are unable to replace a customer on substantially similar terms.

***Our working capital requirements fluctuate because of the seasonal nature of our Chemical Business'
agricultural products.***

Because of the seasonal nature of our Chemical Business' agricultural products, our working
capital requirements are significantly higher at certain times of the year due to increases in inventories of
ammonium nitrate, urea ammonium nitrate (UAN) and other agricultural products prior to the beginning of
each planting season. If additional working capital is required and not available under our revolving credit
facility, this could have a negative impact on our other operations, including our Climate Control Business.

There is intense competition in the Climate Control and Chemical industries.

Substantially all of the markets in which we participate are highly competitive with respect to
product quality, price, design innovations, distribution, service, warranties, reliability and efficiency. We
compete with a number of established companies that have greater financial, marketing and other resources
than we have and are less highly leveraged than we are. Competitive factors could require us to reduce
prices or increase spending on product development, marketing and sales which would have a material
adverse effect on our business, results of operation and financial condition.

We are subject to a variety of factors that could discourage other parties from attempting to acquire us.

Our certificate of incorporation provides for a staggered board of directors and, except in limited
circumstances, a two-thirds vote of outstanding voting shares to approve a merger, consolidation or sale of
all, or substantially all, of our assets. In addition, we have entered into severance agreements with our
executive officers and some of the executive officers of our subsidiaries that provide, among other things,
that if, within a specified period of time after the occurrence of a change in control of our company, these
officers are terminated, other than for cause, or the officer terminates his employment for good reason, we
must pay such officer an amount equal to 2.9 times the officer's average annual gross salary for the last five
years preceding the change in control.

We have authorized and unissued (including shares held in treasury) 58,226,535 shares of
common stock and 3,730,237 shares of preferred stock as of January 23, 2007. These unissued shares could
be used by our management to make it more difficult, and thereby discourage an attempt to acquire control
of us. Upon completion of the exchange offer, as a result of the issuance of common stock in exchange for
shares of Preferred Stock tendered, the number of authorized and unissued shares of common stock will
decrease and the number of authorized and unissued shares of preferred stock will increase.

We have adopted a preferred share purchase plan, which is designed to ensure that all of our
stockholders receive fair and equal treatment in the event of a proposed takeover or abusive tender offer.

The foregoing provisions and agreements are designed to discourage a third party tender offer or
proxy contest for control of us and could have the effect of making it more difficult to remove incumbent
management.

Delaware has adopted an anti-takeover law which, among other things, will delay for three years
business combinations with acquirers of 15% or more of the outstanding voting stock of publicly-held
companies (such as us), unless (a) the acquirer owned at least 85% of the outstanding voting stock of such
company prior to commencement of the transaction, or (b) two-thirds of the stockholders, other than the
acquirer, vote to approve the business combination after approval thereof by the board of directors, and (c)
the stockholders decide to opt out of the statute.

We are effectively controlled by the Golsen Group.

Jack E. Golsen, our Chairman of the Board and Chief Executive Officer, members of his
immediate family (spouse and children), including Barry H. Golsen, our Vice Chairman and President,
entities owned by them and trusts for which they possess voting or dispositive power as trustee
(collectively, the "Golsen Group") beneficially owned as of January 23, 2007, an aggregate of 3,396,520

shares of our common stock and 1,020,000 shares of our voting preferred stock (1,000,000 of which shares have .875 votes per share, or 875,000 votes), which together votes as a class and represented approximately 24.3% of the voting power of our issued and outstanding voting securities as of that date. At such date, the Golsen Group also beneficially owned options, rights and other convertible preferred stock that allowed its members to acquire an additional 507,502 shares of our common stock within 60 days of January 23, 2007. Thus, the Golsen Group may be considered to effectively control us. As a result, the ability of other stockholders to influence our management and policies could be limited.

We anticipate that the Golsen Group will exchange 26,467 shares of Preferred Stock in this offer to exchange for 195,855 shares of common stock and will then, after the expiration date, own 3,592,375 shares of common stock.

After such exchange, the Golsen Group would, in the aggregate, beneficially own approximately 24% of the then issued and outstanding shares of our voting securities (common or preferred), which includes 392,926 shares that the Golsen Group has the right to acquire upon the conversion of preferred stock, stock options and a promissory note. This percentage ownership assumes that all 309,807 shares of Preferred Stock subject to the offer to exchange are tendered to us in exchange for a total of 2,292,571 shares of common stock.

Loss of key personnel could negatively affect our business.

We believe that our performance has been and will continue to be dependent upon the efforts of our principal executive officers. We cannot promise you that our principal executive officers will continue to be available. Jack E. Golsen has an employment agreement with us. No other principal executive has an employment agreement with us. The loss of some of our principal executive officers could have a material adverse effect on us. We believe that our future success will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel.

We may have inadequate insurance.

While we maintain liability insurance, including certain coverage for environmental contamination, it is subject to coverage limits and policies may exclude coverage for some types of damages. Although there may currently be sources from which such coverage may be obtained, it may not continue to be available to us on commercially reasonable terms or the possible types of liabilities that may be incurred by us may not be covered by our insurance. In addition, our insurance carriers may not be able to meet their obligations under the policies or the dollar amount of the liabilities may exceed our policy limits. Even a partially uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Our warranty claims are not generally covered by our insurance.

The development, manufacture, sale and use of products by our Climate Control Business involve a risk of warranty and product liability claims. Warranty claims are not generally covered by our product liability insurance and there may be types of product liability claims that are not covered by our product liability insurance. A successful warranty or product liability claim not covered by our insurance could have a material adverse effect on our business, results of operations, financial condition and liquidity.

Terrorist attacks and other acts of violence or war, including natural disasters (such as hurricanes, pandemic health crisis, etc.), have and could negatively impact the U.S. and foreign companies, the financial markets, the industries where we operate, our operations and profitability.

Terrorist attacks and natural disasters (such as hurricanes) have in the past, and can in the future, negatively affect our operations. We cannot predict further terrorist attacks and natural disasters in the United States and elsewhere. These attacks or natural disasters have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence, war or natural disasters could further affect the industries where we operate, our ability to purchase raw materials, our business, results of operations and financial condition. In addition, terrorist attacks and natural disasters may directly impact our physical facilities, especially our chemical facilities, or those of our suppliers or customers and could impact our sales, our production capability and our ability to deliver products to our customers. In the past, hurricanes affecting the Gulf Coast of the United States have resulted in damages to, or shutdown of, the gas pipeline to our Cherokee Facility, resulting in that facility being shutdown for several weeks. The consequences of any terrorist attacks or hostilities or natural disasters are unpredictable, and we may not be able to foresee events that could have an adverse effect on our operations.

Our net loss carryovers are subject to various limitations and have not been approved by the Internal Revenue Service.

Our net loss carryovers have resulted from certain losses, and we anticipate they may be used to reduce the federal income tax payments which we would otherwise be required to make with respect to income, if any, generated in future years. Our available regular-tax net operating loss carryovers were approximately $67 million as of December 31, 2005. The use of the net operating loss carryovers is, however, subject to certain limitations and will expire to the extent not utilized beginning in 2009. In addition, the amount of these carryovers has not been audited or approved by the Internal Revenue Service, and, accordingly, we cannot promise that such carryovers will not be reduced as a result of audits in the future.

Restatements and amendments to our 2004 audited financial statements and certain matters related to our disclosure controls and procedures may present a risk of future restatements and could in turn lead to legal exposure.

In response to comments from the SEC to our 2004 Form 10-K, and as a result of changes we made internally, we restated and amended our 2004 audited financial statements and on December 30, 2005, filed a Form 10-K/A (Amendment No. 1) for year ended December 31, 2004. As a result of the restatement and amendments to our 2004 audited financial statements and SEC comments, we also filed on December 30, 2005, an amended Form 10-Q/A for each of the quarters ended March 31, 2005 and June 30, 2005.

As a result of this restatement to our 2004 financial statements, we also revised our 2004 Form 10-K and first two quarters 2005 Form 10-Qs to provide that our disclosure controls and procedures were not effective as of December 31, 2004, March 31, 2005 and June 30, 2005, in our Form 10-K/A and Forms 10-Q/A, as a result of assessing that the change from the LIFO method to the FIFO method of accounting was not material resulting in the decision at the time of the change not to disclose and not to restate the prior years financial statements. We believe that during December 2005, we corrected the weakness to our disclosure controls and procedures by, among other things, establishing a Disclosure Committee to maintain oversight activities and to examine and reevaluate our policies, procedures and criteria to determine materiality of items relative to our financial statements taken as a whole. Restatements by others have, in some cases, resulted in the filing of class action lawsuits against such companies and their management and further inquiries from the SEC. Any similar lawsuit against us could result in substantial defense and/or liability costs and would likely consume a material amount of management's attention that might otherwise be applied to our business. Under certain circumstances, these costs might not be covered by, or might exceed the limits of, our insurance coverage.

In addition, by letter received in August 2006 from the SEC, the SEC has made an informal inquiry of us relating to the change in inventory accounting from LIFO to FIFO resulting in the restatement of our financial statements, and, at this time, we do not know if the informal inquiry:

- will rise to the level of an investigation or proceeding, or

- will result in an enforcement action, if any, by the SEC.

We are a holding company and depend, in large part, on receiving funds from our subsidiaries to fund our indebtedness.

Because we are a holding company and operations are conducted through our subsidiaries, principally ThermaClime and its subsidiaries, our ability to make scheduled payments of principal and interest on our indebtedness depends on operating performance and cash flows of our subsidiaries and the ability of our subsidiaries to make distributions and pay dividends to us. Under its loan agreements, ThermaClime and its subsidiaries may only make distributions and pay dividends to us under limited circumstances and in limited amounts. If ThermaClime is unable to make distributions or pay dividends to us, or the amounts of such distributions or dividends are not sufficient for us to service our debts, we may not be able to pay the principal or interest, or both, due on our indebtedness.

We are leveraged, which could affect our ability to pay our indebtedness.

We have a substantial amount of debt. At September 30, 2006, our aggregate consolidated debt was approximately $112.7 million resulting in total debt as a percentage of total capitalization of 79%.

The degree to which we are leveraged could have important consequences to us, including the following:

• our ability to obtain additional financing in the future for refinancing indebtedness, acquisitions, working capital, capital expenditures or other purposes may be impaired;

• funds available to us for our operations and general corporate purposes or for capital expenditures will be reduced because a substantial portion of our consolidated cash flow from operations could be dedicated to the payment of the principal and interest on our indebtedness;

• we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

• the agreements governing our long-term indebtedness, including indebtedness under our debentures, and those of our subsidiaries (including indebtedness under the debentures) and bank loans contain certain restrictive financial and operating covenants;

• an event of default, which is not cured or waived, under financial and operating covenants contained in these debt instruments could occur and have a material adverse effect on us; and

• we may be more vulnerable to a downturn in general economic conditions.

Our ability to make principal and interest payments, or to refinance indebtedness, will depend on our future operating performance and cash flow, which are subject to prevailing economic conditions and other factors affecting us, many of which are beyond our control.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. We will pay all fees and expenses related to the exchange offer, other than any commissions or concessions of any broker or dealer. Except as otherwise provided in the letter of transmittal, we will pay the transfer taxes, if any, on the exchange of any shares of Preferred Stock.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2006:

- on a historical basis;

- on a pro forma basis as adjusted to reflect the transactions in the Preferred Stock described in the notes to the table, including the consummation of this exchange offer assuming the tender and acceptance of all outstanding shares of Preferred Stock (other than the 23,083 shares that the Golsen Group and the 166,212 shares that the Jayhawk Group will not exchange) at 7.4 shares of common stock for each share of Preferred Stock tendered and accepted.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the accompanying notes which are incorporated by reference herein.

	As Reported	Pro Forma Notes (1)(2)&(3)	Pro Forma As Adjusted
	September 30, 2006 (Unaudited)		
		(dollars in thousands)	
Long-term debt:			
Current portion of long term debt	$ 5,641		$ 5,641
Long term debt, net of current portion	107,104	$ (10,250)	96,854
Total long term debt	112,745	(10,250)	102,495
Stockholders' equity:			
Series B 12% cumulative, convertible preferred stock, $100 per value 20,000 shares issued and outstanding; aggregate liquidation preference of $3,597,800	2,000		2,000
Series 2 $3.25 convertible, exchangeable Class C preferred stock, $50 stated value; 621,950 shares issued; aggregate liquidation preference of $45,139,908	31,097	(20,717)	10,380
Series D 6% cumulative, convertible Class C preferred stock, no par value; 1,000,000 shares issued; aggregate liquidation preference of $1,240,000	1,000		1,000
Common stock, $.10 par value, 75,000,000 shares authorized, 17,945,758 shares issued	1,795	451	2,246
Capital in excess of par value	62,263	46,609	108,872
Accumulated other comprehensive loss	(773)		(773)
Accumulated deficit	(49,400)	(17,200)	(66,600)
Less treasury stock, at cost:			
Series 2 Preferred; 18,300 shares	(797)		(797)
Common stock; 3,447,754 shares	(17,636)		(17,636)
Total stockholders' equity	29,549	9,143	38,692
Total capitalization	$ 142,294	$ (1,107)	$ 141,187

Notes:

(1) Pro forma adjustment to record 1,447,812 shares of LSB common stock issued during the three months ended December 31, 2006 upon conversion of $10.250 million LSB 7% Convertible Senior Subordinated Notes due 2011 (the "Bonds"). The Bonds are convertible into LSB common stock at the rate of 141,250 shares of LSB common stock per each $1 million principal amount of the Bonds. The proforma adjustment includes the reduction of debt issuance costs of $723,000 and the recognition of induced conversion costs of $189,000.

(2) Pro forma adjustment to record 773,655 shares of LSB common stock issued, in a series of exchanges, during the three months ended December 31, 2006 in exchange for 104,548 shares of LSB Series 2, $3.25 convertible, exchangeable Class C preferred stock (the "Preferred Stock") at the rate of 7.4

shares of common for each share of Preferred Stock exchanged. Market values of LSB common stock, as reported on the AMEX, on the dates of the exchanges varied from $8.88 to $9.23 per share.

(3) Pro forma adjustment to record 2,292,571 shares of LSB common stock to be issued in connection with the Exchange Offer. Assumes acceptance of the Company's offer by all holders of 309,807 shares of Preferred Stock eligible to exchange at the rate of 7.4 shares of common per share of Preferred Stock. For purposes of this pro forma presentation, $14.85, the market price per share of LSB's common stock as of February 2, 2007, was used for valuation purposes, adjusted by estimated exchange offering expenses of $195,000.

MARKET FOR COMMON STOCK AND PREFERRED STOCK

Our common stock is listed for trading on the AMEX under the symbol "LXU." The following table shows, for the periods indicated, the high and low closing prices for our common stock which reflects inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

	Common stock price	
	High	**Low**
First Quarter 2007 (through February 2, 2007):	$14.85	$11.60
Fiscal year ending December 31, 2006:		
Fourth quarter	$12.98	$8.88
Third quarter	$10.12	$8.30
Second quarter	$9.00	$7.16
First quarter	$7.48	$6.04
Fiscal year ending December 31, 2005:		
Fourth quarter	$6.68	$4.95
Third quarter	$7.30	$6.10
Second quarter	$7.49	$6.15
First quarter	$7.85	$5.98

As of February 2, 2007, we had approximately 750 record holders of our common stock. This number does not include investors whose ownership is recorded in the name of their brokerage company.

The Preferred Stock is quoted on the OTCBB under the symbol "LSBDP.OB." The following table shows, for the periods indicated, the high and low closing prices for the Preferred Stock as reported on the OTCBB.

	Preferred Stock price	
	High	**Low**
First Quarter 2007 (through February 2, 2007):	$100.00	$78.00
Fiscal year ending December 31, 2006:		
Fourth quarter	$89.00	$59.90
Third quarter	$62.00	$58.50
Second quarter	$64.99	$68.00
First quarter	$59.00	$53.00
Fiscal year ending December 31, 2005:		
Fourth quarter	$55.00	$44.00
Third quarter	$56.75	$44.00
Second quarter	$50.00	$44.97
First quarter	$60.00	$47.50

As of February 2, 2007, we had approximately 14 record holders of the Preferred Stock. This number does not include investors whose ownership is recorded in the name of their brokerage company.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary historical consolidated financial data should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2004 and 2005, as reported in our Form 10-K for the year ended December 31, 2005, and incorporated in this document by reference, and our unaudited consolidated financial statements for the nine and three months ended September 30, 2005 and 2006, as reported in our Form 10-Q for the quarter ended September 30, 2006, and incorporated by reference in this document. The consolidated statements of operations data for the years ended December 31, 2004 and 2005, and the consolidated balance sheet data as of December 31, 2004 and 2005, have been derived from our audited consolidated financial statements incorporated by reference in this document. The consolidated statements of operations data for the nine and three months ended September 30, 2005 and 2006, and the consolidated balance sheet data as of September 30, 2006, have been derived from unaudited consolidated financial statements incorporated by reference in this document. Results for the nine and three months ended September 30, 2006, are not necessarily indicative of the expected results for the full year.

	Year ended December 31,		Nine Months ended September 30,		Three months ended September 30,	
	2004	2005	2005	2006	2005	2006
	(In thousands, except per share amounts)					
			(unaudited)		(unaudited)	
Net sales	$ 363,608	$ 396,722	$ 301,370	$ 367,864	$ 105,181	$ 123,847
Gross profit	$ 53,111	$ 66,071	$ 50,002	$ 68,077	$ 17,733	$ 23,567
Operating income	$ 3,244	$ 14,965	$ 12,291	$ 20,975	$ 4,797	$ 6,583
Interest expense	$ 7,393	$ 11,407	$ 8,627	$ 8,957	$ 2,799	$ 3,196
Income from continuing operations before cumulative effect of accounting change	$ 1,906	$ 5,746	$ 5,659	$ 12,786	$ 2,168	$ 3,453
Net income	$ 1,370	$ 5,102	$ 5,147	$ 12,542	$ 1,656	$ 3,340
Net income (loss) applicable to common stock	$ (952)	$ 2,819	$ 3,476	$ 10,887	$ 1,102	$ 2,789
Weighted average common shares outstanding:						
Basic	12,888	13,617	13,571	13,839	13,751	13,979
Diluted	12,888	14,907	15,147	21,058	15,984	21,346
Income (loss) per common share:						
Basic:						
Income (loss) from continuing operations before cumulative effect of accounting change	$ (0.03)	$ 0.26	$ 0.30	$ 0.81	$ 0.12	$ 0.21
Loss from discontinued operations, net	-	(0.05)	(0.04)	(0.02)	(0.04)	(0.01)
Cumulative effect of accounting change	(0.04)	-	-	-	-	-
Net income (loss)	$ (0.07)	$ 0.21	$ 0.26	$ 0.79	$ 0.08	$ 0.20
Diluted:						
Income (loss) from continuing operations before cumulative effect of accounting change	$ (0.03)	$ 0.23	$ 0.26	$ 0.65	$ 0.10	$ 0.18
Loss from discontinued operations, net	-	(0.04)	(0.03)	(0.01)	(0.03)	(0.01)
Cumulative effect of accounting change	(0.04)	-	-	-	-	-
Net income (loss)	$ (0.07)	$ 0.19	$ 0.23	$ 0.64	$ 0.07	$ 0.17

Consolidated balance sheet data:

	As of December 31,		As of September 30,
	2004	2005	2006
	(In thousands)		
			(unaudited)
Cash	$ 1,020	$ 4,653	$ 480
Other current assets	$ 86,144	$ 99,757	$ 130,389
Property, plant and equipment, net	$ 70,219	$ 74,082	$ 73,001
Total assets	$ 167,568	$ 188,963	$ 214,399
Total current liabilities	$ 53,318	$ 61,044	$ 72,154
Long-term debt (net of current portion)	$ 101,674	$ 108,776	$ 107,104
Other liabilities	$ 4,178	$ 5,687	$ 5,592
Total liabilities	$ 159,170	$ 175,507	$ 184,850
Stockholders' equity	$ 8,398	$ 13,456	$ 29,549

The Company's book value per share was $ 2.04 as of September 30, 2006 (book value per share equals the total stockholders' equity divided by the number of shares of common stock outstanding (less treasury shares)).

RATIO OF EARNINGS TO FIXED CHARGES

We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown.

	Years ended December 31,		Nine months ended September 30,	
	2004	2005	2005	2006
	(Dollars in thousands, except ratio)			
Earnings:				
The sum of:				
Pre-tax income from continuing operations	$ 1,238	$ 5,119	$ 5,189	$ 12,583
Fixed charges	11,955	15,936	12,032	12,450
Amortization of capitalized interest	--	--	--	--
Share of distributed income of 50% owned affiliate	250	488	313	700
Adjusted Earnings	$ 13,443	$ 21,544	$ 17,534	$ 25,733
Fixed Charges :				
The sum of :				
(i) Interest expensed	$ 7,393	$ 11,407	$ 8,627	$ 8,957
(ii) Amortized premiums, discounts and capitalized expenses related to indebtedness (included in interest)	--	--	--	--
(iii) estimate of interest in rental expense[1]	4,562	4,529	3,405	3,493
Fixed Charges	$ 11,955	$ 15,936	$ 12,032	$ 12,450
Ratio of earnings to fixed charges	1.1	1.4	1.5	2.1

(1) To estimate the amount of interest expense included in rental expense, we used various approaches, primarily the NPV approach for approximately 65% of the actual rent expense.

THE EXCHANGE OFFER

Purpose and Effects of the Exchange Offer

The purpose of the exchange offer for the Preferred Stock is to reduce our fixed dividend obligations, including the outstanding amount of our accrued and unpaid dividends, and to simplify our capital structure. The exchange offer allows current holders of shares of Preferred Stock to receive a premium in shares of common stock to the dividend payments they would receive if their Preferred Stock was converted on February 9, 2007, the date of commencement of this exchange offer.

Following the consummation of the exchange offer, we will no longer have any payment obligations, with respect to shares of Preferred Stock that are exchanged, including with respect to accrued and unpaid dividends. Holders of Preferred Stock who participate in the exchange offer will waive their rights to receive, and forfeit any right to, accumulated but unpaid distributions on the shares of Preferred Stock that they exchange.

Background of the Offer

At a board of directors meeting held on January 26, 2007, J Giordano Securities Group ("J Giordano") made a presentation to the board regarding the fairness of the exchange offer and stated that it was prepared to render its opinion that the offer (based on an exchange ratio of 7.4 shares of common stock for each share of Preferred Stock exchanged and the waiver of the accrued and unpaid dividends on the shares of Preferred Stock tendered) was fair from a financial point of view to us and our stockholders. The proposed exchange offer was then presented to the board. The board reviewed the opinion of J Giordano, and the terms of the exchange offer, and determined to approve the exchange offer as fair and in the best interests of us and our stockholders.

Decision Not to Appoint A Special Committee of the Board to Consider Or Structure The Offer

Our board of directors did not form a special committee to approve the offer. We have 13 directors, of whom only six own shares of Preferred Stock. Of the seven directors that do not own shares of Preferred Stock, six are outside, non-employee directors, five of whom are deemed to be independent as defined in the listing standards of the AMEX. The six directors that own Preferred Stock abstained from voting for the approval of the exchange offer.

If a special committee had been formed, it is likely it would have consisted of all of the non-employee directors that did not own Preferred Stock, so it did not appear to be meaningful to form such a committee. Contributing to the board's decision not to form a separate committee to consider or structure the exchange offer was the fact that all of our directors, but one, own shares of our common stock, and that the board received the advice of an independent financial advisor regarding the fairness of the consideration to be offered in the tender offer.

Fairness of the Offer

On January 26, 2007, our board of directors approved the exchange offer as fair and in our best interests and our stockholders' best interests, including unaffiliated stockholders. The board of directors took into account a number of factors, including the following, in support of its determination that the exchange offer is substantively fair and in our best interest and the best interest of our stockholders, including its unaffiliated stockholders:

- The opinion delivered to the board of directors by J Giordano, our financial advisor, that the consideration to be received in the offer is fair, from a financial point of view, to us and our stockholders, and the oral and written presentations of J Giordano supporting this opinion. A copy of J Giordano's opinion is attached to this document as Exhibit A and should be read in its entirety by each stockholder. For a description of the information presented by J Giordano to our board, see "Fairness Opinion of Financial Advisor."

- Our financial condition and results of operations, including our earnings per share and capital levels for the year ended December 31, 2005, and the first nine months of fiscal year 2006.

- The likelihood that the transaction would be consummated.

- The fact that our offer is a voluntary transaction in which our holders of Preferred Stock may or may not participate.

- The limited trading market for our Preferred Stock, including limited liquidity and trading volume.

- The holders of the Preferred Stock are provided with full disclosure of the terms and conditions of the exchange offer; and

- The holders of the Preferred Stock are afforded sufficient time to consider the offer.

In view of the wide variety of factors considered in connection with its evaluation of the offer, our board of directors has found it impractical to, and therefore has not, quantified or otherwise attempted to assign relative weights to the specific factors considered in reaching a decision to approve the offer. In making its determination that the offer is substantively fair and in our best interests and the best interests of our stockholders, our board of directors considered the opinion of J Giordano and the oral and written presentations of J Giordano discussing the material factors included in its analysis, and such opinion and related discussion were accepted and adopted by the Board. J Giordano's analysis is described under "Fairness Opinion of Financial Advisor."

The Board also believes that the transaction is fair to those holders of Preferred Stock who decline to tender their shares of Preferred Stock and choose to continue holding shares of Preferred Stock following the completion of the exchange offer. See "Risk Factors – Risks Related to Holding Shares of Preferred Stock After the Exchange Offer" for a discussion of the consequences that result from continuing to hold shares of Preferred Stock

Fairness Opinion Of Financial Advisor

We have retained J Giordano, an independent, privately-owned, full-service investment banking and brokerage firm with considerable experience in the securities industry, to render a fairness opinion to our board of directors as to the fairness of our offer price, from a financial point of view, to our stockholders. J Giordano, as part of its consulting business, is regularly engaged in the valuation of securities in connection with stock offerings, tender offers, acquisition and other securities transactions. J Giordano also served as our placement agent in connection with our March 2006 sale of $18 million principal amount of 7% Convertible Senior Subordinated Debentures due 2011.

On January 26, 2007, J Giordano provided a written fairness opinion to our board of directors that, in its opinion, the exchange ratio in the exchange offer is fair, from a financial point of view, to us and our stockholders. **A copy of the opinion which discusses, among other things, assumptions made, matters considered, and limits on the review undertaken by J Giordano is attached as Exhibit A to this document, and each holder of Preferred Stock should read such opinion carefully in its entirety. The following summary of J Giordano's opinion is qualified in its entirety by reference to the full text of the opinion.** J Giordano's written opinion does not constitute an endorsement of the offer or a recommendation as to whether any holder should tender its shares of Preferred Stock. In rendering its opinion, J Giordano does not admit that it is an expert within the meaning of the term "expert" as used within the Securities Act, and the rules and regulations promulgated thereunder, or that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act and the rules and regulations promulgated thereunder. In delivering its opinion, J Giordano has reviewed, analyzed and relied upon material bearing upon our financial condition and operating performance and the value of the Preferred Stock, including among other things, the following:

- The offer to exchange;

- Certain publicly available information with respect to us;

- The Preferred Stock's recent trading values;

- Our common stock's historical trading values and trading volume;

- Our dividend payment history;

- The likelihood of a forced redemption of the Preferred Stock by the Company;

- The conversion price and conversion ratio of the Preferred Stock;

- The amount of accrued and unpaid dividends on the Preferred Stock; and

- The costs that would be incurred by us to redeem the Preferred Stock, including the redemption price.

J Giordano relied upon, without independent investigation or evaluation, the accuracy and completeness of all of the financial and other information discussed and reviewed by J Giordano for purposes of its opinion. J Giordano did not undertake an independent evaluation or appraisal of our assets, including any patents, and liabilities, contingent or otherwise, and was not furnished with such an evaluation or appraisal.

Any estimates contained in J Giordano's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. J Giordano expressed no opinion as to such financial prospects or the assumptions on which they were based.

J Giordano has not been requested to, and did not, initiate any discussions with, or solicit any indications of interest from, third parties with respect to the contemplated tender offer or any alternative transaction or negotiate the terms of the contemplated tender offer. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to J Giordano as of, the date of the opinion. J Giordano has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring after the date of the opinion. J Giordano has not considered, nor does J Giordano express any opinion with respect to, the prices at which our common stock has traded or may trade subsequent to the disclosure or completion of the contemplated tender offer. The opinion of J Giordano was furnished solely for the use and benefit of our board of directors in connection with its consideration of the contemplated tender offer and, by its terms, is not intended to be used, and may not be used, for any other purpose or by any other person without the express written consent of J Giordano, and does not constitute a recommendation as to whether or how many shares any holder of Preferred Stock should tender in the exchange offer.

General

The terms of the exchange offer contemplate that we will issue up to 2,292,571 shares of our common stock in unregistered exchanges of up to 309,807 shares of our Preferred Stock and the waiver by the exchanging holders of their rights to all accrued and unpaid dividends on the Preferred Stock. The exchange ratio for the exchange is 7.4 shares of common stock for each share of Preferred Stock tendered in the exchange. As of December 31, 2006, the accrued and unpaid dividends on the Preferred Stock were $23.975 per share.

Valuation Analysis

Convertible preferred equity that does not pay a cash dividend can be valued as common stock plus a put option, for the following reasons:

- the holders can convert the shares of convertible preferred to common shares at a fixed ratio; and

- the holders also have a put option because they can choose to continue to receive dividend accruals and delay conversion to a future date.

Based on the foregoing, in establishing a value for the Preferred Stock and in light of the fact that we have paid only negligible dividends on the Preferred Stock, J Giordano believes that the value of the Preferred Stock may be best viewed as follows:

Value of Preferred Stock = Common Stock + Put Option + Accrued Dividends + Yield Advantage

with a maximum of[1]:

Redemption Price of Preferred Stock + Accrued Dividends + New common stock issuance costs as a percentage of the redemption price of preferred stock and accrued dividends

[1] Assumes redemption financed by proceeds from an offering and issuance of new common stock.

The common stock portion of the equation is based on the number of shares of common stock that a holder of a share of Preferred Stock would receive upon conversion of a share of Preferred Stock, the current market price of our common stock and the price at which a share of Preferred Stock is convertible into common stock. The price of the put option was calculated by J Giordano using a Black-Scholes formula. The yield advantage places a value on the amount by which dividends on the Preferred Stock exceeds that of our common stock. Because we had previously indicated to the public that we were considering a tender offer for shares of our Preferred Stock, J Giordano determined that the expected value of the yield advantage was significantly diminished.

In determining the maximum value of the Preferred Stock, J Giordano assumed that we would issue common stock at a discount based on the offering size and relevant market conditions, and use the proceeds to redeem the Preferred Stock for cash and issuance related costs.

Based on the methodology and formulas used by J Giordano, J Giordano stated that the 7.4 exchange ratio for the tender offer represents a slight premium to the maximum price in J Giordano's analysis. J Giordano advised our Board that the exchange ratio is fair given the risk of an adverse price movement during the time it would take to complete a new common stock offering and the potential for the discount in a common stock offering to be slightly greater than that projected in J Giordano's analysis.

The foregoing summary describes the analyses and facts that J Giordano deemed material in its presentation to our board of directors, but is not a comprehensive description of all analyses performed and factors considered by J Giordano in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

J Giordano's opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date of the opinion. With regard to J Giordano's services in connection with the exchange offer, we agreed to pay J Giordano approximately $75,000, plus reimbursement for expenses that we and J Giordano do not expect to exceed $5,000.

J Giordano and its affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to us and our subsidiaries. J Giordano has received, and may in the future receive, customary compensation from us and our subsidiaries for such services. It may from time to time hold shares of Preferred Stock and shares of our common stock in their proprietary accounts, and, to the extent it owns shares of Preferred Stock in these accounts at the time of its exchange offer, it may tender such shares of Preferred Stock. During the course of the exchange offer, it may trade shares of our common or preferred stock for its own account or for the accounts of its customers. As a result, J Giordano may hold a long or short position in our common or preferred stock.

Terms of the Exchange Offer

We are offering to exchange 7.4 shares of our common stock for each validly tendered and accepted share of Preferred Stock upon the terms and subject to the conditions set forth in this offer to exchange and in the related letter of transmittal.

Any shares of Preferred Stock tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the exchange offer. Shares of Preferred Stock accepted in the exchange offer will be retired and cancelled and will be restored to the status of authorized and unissued shares of Class C Preferred Stock without designation as to series.

You will not receive any consideration specifically attributed to accrued and unpaid dividends on your shares of Preferred Stock tendered in the exchange offer. Holders of Preferred Stock who participate in the exchange offer will waive and forfeit any right to receive accumulated but unpaid dividends on the Preferred Stock that they exchange. By tendering your shares of Preferred Stock, you will also lose your right to receive quarterly dividend payments, when, if and as declared by our board of directors, after the completion of the exchange offer.

If all 309,807 shares of Preferred Stock eligible for tender are exchanged, an aggregate of 2,292,571 shares of common stock will be issued.

Expiration Date

The term "expiration date" means 5:00 p.m., New York City time, on March 12, 2007. However, if we extend the period of time for which the exchange offer remains open, the term "expiration date of this exchange offer" means the latest time and date to which the exchange offer is so extended.

Fractional Shares

We will not issue any fractional shares of common stock in the exchange offer. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis for each holder), holders participating in the exchange offer will be entitled to receive an amount of cash equal to the fraction of a share multiplied by the closing price per share of our common stock on the last business day immediately preceding the expiration date of the exchange offer.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer to the contrary, we will not be required to accept for exchange shares of Preferred Stock tendered pursuant to the exchange offer and may terminate or extend the exchange offer, if any condition to the exchange offer is not satisfied. We may also, subject to Rule 14e-1 under the Securities Exchange Act of 1934, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of shares of Preferred Stock validly tendered and not withdrawn prior to the expiration date of the exchange offer, if any one of the following conditions has occurred, and the occurrence thereof has not been waived by us in our sole discretion:

- there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer;

- an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to us of the exchange offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

- there shall have occurred or be likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs or to the markets in which we conduct business;

- the Jayhawk Group shall not have exchanged or tendered in this transaction 180,450 shares of the 346,662 shares of Preferred Stock beneficially owned by them; and

- the Golsen Group shall not have exchanged or tendered in this transaction 26,467 shares of the 49,550 shares of Preferred Stock beneficially owned by them.

- the holders of our voting stock and Preferred Stock have not approved the amendments described above under "Recent Developments -- Amendment of the Certificate of Designation of the Preferred Stock";

- there shall have occurred:

  ➢ any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

  ➢ any material change in the price of our common stock in United States securities or financial markets;

  ➢ declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

  ➢ any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions; or

  ➢ commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

These conditions to the exchange offer are for our sole benefit and may be asserted by us in our reasonable discretion or may be waived by us, in whole or in part, in our reasonable discretion on or before the expiration date of the exchange offer, whether or not any other condition of the exchange offer also is waived and regardless of the circumstances giving rise to the failure of any such condition. We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by us concerning the events described in this section will be final and binding upon all persons.

Extension, Delay in Acceptance, Amendment or Termination

We expressly reserve the right to extend the exchange offer for such period or periods as we may determine in our sole discretion from time to time by giving oral, confirmed in writing, or written notice to the Exchange Agent and by making a public announcement by press release prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date of the exchange offer. During any extension of the exchange offer, all shares of Preferred Stock previously tendered and not accepted for purchase will remain subject to the exchange offer and may, subject to the terms of the exchange offer, be accepted for exchange by us.

We also expressly reserve the right, at any time or from time to time, subject to and in accordance with applicable law, to delay the acceptance for exchange of shares of Preferred Stock or waive any condition or otherwise amend the terms of the exchange offer in any respect prior to the expiration of the exchange offer, by giving oral, confirmed in writing, or written notice of such waiver or amendment to the Exchange Agent.

Other than an extension of the exchange offer, we are not aware of any circumstance that would cause us to delay acceptance of any validly tendered share of Preferred Stock.

If we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or waive a material condition of the exchange offer, we will promptly disseminate disclosure regarding the changes to the exchange offer and extend the exchange offer, if required by law, to ensure that the exchange offer remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

If we make a change in the number of shares of Preferred Stock sought or the amount of consideration offered in the exchange, we will promptly disseminate disclosure regarding the changes and extend the exchange offer, if required by law, to ensure that the exchange offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.

Any waiver, amendment or modification will apply to all shares of Preferred Stock tendered, regardless of when or in what order such shares of Preferred Stock were tendered. Any extension, amendment or termination will be followed promptly by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the exchange offer.

Except as set forth above or as otherwise required by law, without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

We expressly reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions set forth above in the first paragraph under "—Conditions to the Exchange Offer" shall have occurred. Any such termination will be followed promptly by a public announcement of such termination. In addition, if we terminate the exchange offer, we will give immediate notice thereof to the Exchange Agent. If the exchange offer is terminated, withdrawn or otherwise not completed, the consideration will not be paid or become payable to you, even if you have validly tendered your shares of Preferred Stock in connection with the exchange offer, and any shares of Preferred Stock you have tendered that we have not accepted for exchange will be returned promptly to you.

Procedures for Tendering Shares of Preferred Stock

General

Only a holder of Preferred Stock or the holder's legal representative or attorney-in-fact, or a person who has obtained a properly completed irrevocable proxy acceptable to us that authorizes such person, or that person's legal representative or attorney-in-fact, to tender Preferred Stock on behalf of the holder, may validly tender the Preferred Stock.

In order for a holder to receive shares of common stock, such holder must validly tender its shares of Preferred Stock pursuant to the exchange offer and not withdraw those shares of Preferred Stock pursuant to the exchange offer.

Delivery of shares of Preferred Stock through DTC and acceptance of an agent's message (as defined below) transmitted through DTC's Automated Tender Offer Program, or ATOP, and the method of delivery of all other required documents, is at the election and risk of the person tendering shares of Preferred Stock and delivering a letter of transmittal and, except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the Exchange Agent. If delivery of any document is by mail, we suggest that the holder use properly insured, registered mail, with a return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the Exchange Agent prior to the expiration date.

Tender of Securities

The tender by a holder of Preferred Stock pursuant to the procedures set forth below, and the subsequent acceptance of that tender by us, will constitute a binding agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this offer to exchange and the related letter of transmittal.

Valid Tender

Except as set forth below, for a holder to validly tender shares of Preferred Stock pursuant to the exchange offer, a properly completed and duly executed letter of transmittal (or a facsimile thereof), together with any signature guarantees and any other document required by the instructions to the letter of transmittal, or a properly transmitted agent's message, must be received by the Exchange Agent at the address set forth on the back cover of this offer to exchange prior to 5:00 p.m., New York City time, on the expiration date and such shares of Preferred Stock must be transferred pursuant to the procedures for book-entry transfer described under "— Book-Entry Delivery Procedures" below and a book-entry confirmation (as defined below) must be received by the Exchange Agent, in each case prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

The letter of transmittal and shares of Preferred Stock must be sent only to the Exchange Agent. Do not send letters of transmittal or shares of Preferred Stock to the Information Agent or to us.

In all cases, notwithstanding any other provision of this offer to exchange, the exchange of shares of common stock for shares of Preferred Stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the Exchange Agent of the following:

(1) a book-entry confirmation with respect to such securities,

(2) the letter of transmittal (or a facsimile thereof) properly completed and duly executed or a properly transmitted agent's message, and

(3) any required signature guarantees and other documents required by the letter of transmittal.

If you tender less than all your outstanding shares of Preferred Stock, you should fill in the number of shares of Preferred Stock so tendered in the appropriate box on the letter of transmittal. All of your shares of Preferred Stock deposited with the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

Book-Entry Delivery Procedures

Within two business days after the date of this offer to exchange, the Exchange Agent will establish an account at DTC for purposes of the exchange offer, and any financial institution that is a DTC participant and whose name appears on a security position listing as the record owner of the Preferred Stock may make book-entry delivery of shares of Preferred Stock by causing DTC to transfer such shares into the Exchange Agent's account at DTC in accordance with DTC's procedure for such transfer. Delivery of documents to a book-entry transfer facility in accordance with the book-entry transfer facility's procedures does not constitute a valid tender of the shares of Preferred Stock to the Exchange Agent.

A letter of transmittal (or a facsimile thereof) properly completed and duly executed, along with any required signature guarantees, or a properly transmitted agent's message, must in any case be transmitted to and received by the Exchange Agent at the address set forth on the back cover of this offer to exchange on or prior to the expiration date. The confirmation of a book-entry transfer into the Exchange Agent's account at DTC as described above is referred to as a "book-entry confirmation."

Tender of Shares of Preferred Stock Held Through DTC

The Exchange Agent and DTC have confirmed that the exchange offer is eligible for ATOP. DTC has authorized any DTC participant who has Preferred Stock credited to its DTC account to tender their shares of Preferred Stock as if it were the beneficial holder. Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the Exchange Agent, electronically transmit their acceptance of the exchange offer (and thereby tender their securities) by causing DTC to transfer shares of Preferred Stock to the Exchange Agent in accordance with DTC's ATOP procedures for transfer. DTC will then send to the Exchange Agent an "agent's message" which is a message transmitted by DTC, received by the Exchange Agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from a participant in DTC that is tendering shares of Preferred Stock that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the applicable letter of transmittal and that we may enforce such agreement against such participant.

Holders of Preferred Stock desiring to tender their shares of Preferred Stock by 5:00 p.m., New York City time, on the expiration date of the exchange offer must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on that date.

Tender of Shares of Preferred Stock Held Through Custodians

To validly tender its shares of Preferred Stock pursuant to the exchange offer, a beneficial owner of shares of Preferred Stock held through a direct or indirect DTC participant, such as a broker, dealer, commercial bank, trust company or other financial intermediary, must instruct that holder to tender the beneficial owner's shares of Preferred Stock on behalf of the beneficial owner. A letter of instructions is included in the materials provided with this offer to exchange. The letter to custodians may be used by a beneficial owner to instruct a custodian to tender shares of Preferred Stock on the beneficial owner's behalf.

Except with respect to guaranteed delivery procedures described below, unless the shares of Preferred Stock being tendered are deposited with the Exchange Agent by 5:00 p.m., New York City time, on the expiration date accompanied by a properly completed and duly executed letter of transmittal or a properly transmitted agent's message, we may, at our option, treat such tender as invalid. Exchange of shares of common stock for Preferred Stock will be made only against the valid tender of the securities.

Guaranteed Delivery

If you wish to exchange your shares of Preferred Stock and time will not permit your letter of transmittal and all other required documents to reach the Exchange Agent, or if the procedures for book-entry transfer cannot be completed on or prior to the expiration date of the exchange offer, you may still exchange your shares of Preferred Stock if you comply with the following requirements:

• you tender your shares of Preferred Stock by or through a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program;

• on or prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, the Exchange Agent has received from such participant a properly completed and validly executed notice of guaranteed delivery, by manually signed facsimile transmission, mail or hand delivery, in substantially the form provided with this offer to exchange; and

• the Exchange Agent receives a properly completed and validly executed letter of transmittal (or facsimile thereof) together with any required signature guarantees, or a book-entry confirmation, and any other required documents, within three NYSE trading days after the date of the notice of guaranteed delivery.

Signature Guarantees

Signatures on the applicable letter of transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program, each a Medallion Signature Guarantor, unless the shares of Preferred Stock tendered thereby are tendered: (1) by a holder whose name appears on a security position listing as the owner of those shares of Preferred Stock who has not completed any of the boxes entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the applicable letter of transmittal; or (2) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an "Eligible Guarantor Institution."

If the holder of the shares of Preferred Stock being tendered is a person other than the signer of the related letter of transmittal, or if shares of Preferred Stock not accepted for exchange or securities previously tendered and being withdrawn are to be returned to a person other than the registered holder or a DTC participant, then the signatures on the letter of transmittal accompanying the tendered shares of Preferred Stock must be guaranteed by a Medallion Signature Guarantor as described above.

The method of delivery of letters of transmittal, any required signature guarantees and any other required documents, including delivery through DTC, is at the option and risk of the tendering holder and, except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the Exchange Agent. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered shares of Preferred Stock. We reserve the absolute right to reject any and all shares of Preferred Stock not validly tendered or any shares of Preferred Stock whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities either before or after the expiration date of the exchange offer. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of shares of Preferred Stock must be cured within a time period that we will determine. Neither we, the Exchange Agent nor any other person will have any duty to give notification of any defects or irregularities nor will any of them incur any liability for failure to give such notification. Tenders of shares of Preferred Stock will not be considered to have been made until any defects or irregularities have been cured or waived. Any shares of Preferred Stock received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering owners promptly after the expiration date of the exchange offer.

Withdrawals of Tenders

You may validly withdraw shares of Preferred Stock that you tender at any time prior to the expiration date of the exchange offer, which is 5:00 p.m., New York City time, on March 12, 2007, unless we extend it. In addition, if not previously returned, you may withdraw any shares of Preferred Stock that you tender that are not accepted by us for exchange after the expiration of 40 business days from February 9, 2007.

Beneficial owners desiring to withdraw shares of Preferred Stock previously tendered through DTC should contact the DTC participant through which such beneficial owners hold their Preferred Stock. In order to withdraw shares of Preferred Stock previously tendered, a DTC participant may, prior to the withdrawal time, withdraw its instruction previously transmitted through ATOP by (1) withdrawing its acceptance through ATOP, or (2) delivering to the Exchange Agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notices of withdrawal must contain the name and number of the DTC participant. A withdrawal of an instruction must be executed by a DTC participant as such DTC participant's name appears on its transmission through ATOP to which such withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.

Registered holders who tendered other than through DTC should send written notice of withdrawal to the Exchange Agent specifying the name of the holder who tendered the securities being withdrawn and the number of shares of Preferred Stock being withdrawn. All signatures on a notice of withdrawal must be guaranteed by a Medallion Signature Guarantor; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the shares of Preferred Stock being withdrawn are held for the account of an Eligible Guarantor Institution. Withdrawal of a prior tender will be effective upon receipt of the notices of withdrawal by the Exchange Agent. Selection of the method of notification is at the risk of the holder, and notice of withdrawal must be timely received by the Exchange Agent.

If we extend the exchange offer, are delayed in our acceptance of the shares of Preferred Stock for exchange or are unable to accept shares of Preferred Stock pursuant to the exchange offer for any reason, then, without prejudice to our rights under the exchange offer, the Exchange Agent may retain tendered shares of Preferred Stock and such shares of Preferred Stock may not be withdrawn except as otherwise provided in this offer to exchange, subject to provisions under the Securities Exchange Act of 1934 that provide that an issuer making an exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the exchange offer.

All questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any shares of Preferred Stock withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange consideration will be issued in exchange unless the shares of Preferred Stock so withdrawn are validly re-tendered. Properly withdrawn shares of Preferred Stock may be re-tendered by following the procedures described above under "—Procedures for Tendering Shares of Preferred Stock" at any time prior to the expiration date of the exchange offer.

Acceptance; Exchange of Shares of Preferred Stock

We will issue the shares of common stock to be issued in the exchange offer upon the terms of the exchange offer and applicable law in exchange for shares of Preferred Stock validly tendered in the exchange offer promptly after the expiration date of the exchange offer. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered shares of Preferred Stock or defectively tendered shares of Preferred Stock with respect to which we have waived such defect, when, as and if we give oral, confirmed in writing, or written notice of such acceptance to the Exchange Agent.

In all cases, issuance of shares of common stock for shares of Preferred Stock accepted for exchange by us pursuant to the exchange offer will be made promptly after the expiration date of the exchange offer and assuming receipt by the Exchange Agent of:

- book-entry confirmation of the transfer of such shares of Preferred Stock into the Exchange Agent's account at DTC as described above; and

- a letter of transmittal, or a facsimile of that document, with respect to the tendered shares of Preferred Stock properly completed and duly executed, with any required signature guarantees and any other documents required by the letter of transmittal, or a properly transmitted agent's message.

Return of Unaccepted Shares of Preferred Stock

Any tendered shares of Preferred Stock that are not accepted for exchange by us will be returned without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

Compliance With State Securities Laws

We are making the exchange offer to all holders of outstanding shares of Preferred Stock. We are not aware of any jurisdiction in which the making of the exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the exchange offer will not be made to, nor will tenders of shares of Preferred Stock be accepted from or on behalf of, the holders of shares of Preferred Stock residing in any such jurisdiction.

Foreign Securities Matters

No action has been or will be taken in any jurisdiction that would permit a public offering of our shares of common stock, or the possession, circulation or distribution of this offer to exchange or any other material relating to us or our shares of common stock in any jurisdiction where action for that purpose is required. Accordingly, our shares of common stock may not be offered or sold, directly or indirectly, and neither this offer to exchange nor any other offering material or advertisements in connection with our shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. This offer to exchange does not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this offer to exchange comes are advised to inform themselves about and to observe any restrictions relating to this exchange offer, the distribution of this offer to exchange, and the resale of the shares of common stock.

Exchange Agent

UMB Bank, n.a. has been appointed as the Exchange Agent for the exchange offer. We have agreed to pay the Exchange Agent reasonable and customary fees for its services. All required documents should be sent or delivered to the Exchange Agent at the address set forth on the back cover of this offer to exchange.

Any questions and requests for assistance, or requests for additional copies of this offer to exchange, the letter of transmittal or the notice of guaranteed delivery should be directed to the Exchange Agent at the address set forth on the back cover of this offer to exchange.

Information Agent

Georgeson, Inc. has been appointed as the Information Agent for the exchange offer. We have agreed to pay the Information Agent reasonable and customary fees for its services and will reimburse the Information Agent for its reasonable out-of-pocket expenses. Any questions and requests for assistance, or requests for additional copies of this offer to exchange, the letter of transmittal or the notice of guaranteed delivery should be directed to the Information Agent at the address set forth on the back cover of this offer to exchange.

Solicitation

The exchange offer is being made by us in reliance on the exemption from the registration requirements of the Securities Act, afforded by Section 3(a)(9) thereof. We, therefore, will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of shares of Preferred Stock. We have not retained any dealer, manager or other agent to solicit tenders with respect to the exchange offer. The Exchange Agent will mail solicitation materials on our behalf.

In connection with the exchange offer, our directors and officers and those of our respective affiliates may solicit tenders by use of the mails, personally or by telephone, facsimile, telegram, electronic communication or other similar methods. Members of our board of directors and our officers will not be specifically compensated for these services.

Fees and Expenses

We will bear the fees and expenses of soliciting tenders for the exchange offer. We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone or in person by officers and regular employees of us and our affiliates. We will also pay the Exchange Agent and the Information Agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses. We will indemnify each of the Exchange Agent and the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws.

Transfer Taxes

Holders who tender their shares of Preferred Stock for exchange will not be obligated to pay any transfer taxes. If, however:

•   shares of our common stock are to be delivered to, or issued in the name of, any person other than the registered owner of the tendered shares of Preferred Stock; or

•   the shares of Preferred Stock are registered in the name of any person other than the person signing the letter of transmittal,

then the amount of any transfer taxes, whether imposed on the registered owner or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

No Appraisal Rights

No appraisal or dissenters' rights are available to holders of shares of Preferred Stock under applicable law in connection with the exchange offer.

Accounting Treatment

As consideration for the exchange of the shares of Preferred Stock, we will issue shares of our common stock. We will record as a decrease to stockholders' equity the fees and expenses incurred by us in connection with the exchange offer, which we estimate will be $195,000. Assuming 309,807 shares of Preferred Stock are tendered and accepted, the excess of the fair value of our common shares exchanged over the fair value of common shares issuable pursuant to the original conversion terms, less the amount of accrued and unpaid dividends, which we estimate to be approximately $6.7 million (based on the closing price of our common stock of $14.85 on February 2, 2007), will be subtracted from net earnings to arrive at net earnings available to common stockholders in the calculation of earnings per share.

Subsequent Repurchases of Shares of Preferred Stock

Whether or not the exchange offer is consummated, we or our affiliates may from 10 days after the termination or expiration of the offer acquire shares of Preferred Stock, other than pursuant to the exchange offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the 7.4 shares of common stock to be exchanged for each share of Preferred Stock pursuant to the exchange offer and could be for cash or other consideration.

COMPARISON OF RIGHTS BETWEEN THE PREFERRED STOCK AND OUR COMMON STOCK

The following describes the material differences between the rights of holders of the shares of Preferred Stock and holders of shares of our common stock. While we believe that the description covers the material differences between the shares of Preferred Stock and our common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire offer to exchange and the other documents we refer to for a more complete understanding of the differences between being a holder of shares of Preferred Stock and a holder of shares of our common stock.

Governing Document

As a holder of Preferred Stock, your rights are currently set forth in, and you may enforce your rights under, the Delaware General Corporation Law and our certificate of incorporation, including the certificate of designations with respect to the Preferred Stock. After completion of the exchange offer, holders of shares of our common stock will have their rights set forth in, and may enforce their rights under, Delaware General Corporation Law and our certificate of incorporation and bylaws.

Dividends

The Preferred Stock ranks senior to the common stock with respect to the payment of any dividends. Holders of Preferred Stock are entitled to receive, when, and if declared by our board of directors out of funds legally available for payment, cumulative quarterly dividends, as described in the section of this offer to exchange entitled "Description of Preferred Stock—Dividends." Holders of shares of our common stock are entitled to receive dividends only when, as, and if declared by our board of directors from time to time at its sole discretion, after all dividends are paid on the outstanding shares of preferred stock and out of funds legally available for such purpose.

Liquidation Preference

In the event of our winding-up or dissolution, each holder of Preferred Stock is entitled to receive and be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of junior stock, including our common stock, a liquidation preference in the amount of $50 per share of Preferred Stock, plus accumulated and unpaid dividends.

Ranking

In the event of our liquidation, dissolution or winding up, our common stock would rank below all outstanding preferred stock, including the Preferred Stock. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock have been satisfied.

Conversion Rights

Each share of Preferred Stock is convertible at the holder's option into that number of shares of our common stock, obtained by dividing the stated value by the conversion price then in effect, with the initial conversion price set at $11.55 per share, subject to adjustment under certain conditions, as described under "Description of Preferred Stock—Conversion Rights."

Exchange Provisions

Each outstanding share of Preferred Stock may be exchanged at our option, in whole, but not in part, for our 6.50% convertible subordinated debentures, if we are not in default on any payments of dividends on the Preferred Stock or on any senior stock or parity stock.

Redemption Provisions

Each outstanding share of Preferred Stock may be redeemed at our option, in whole or in part, at $50 per share, plus accumulated but unpaid dividends to the date fixed for redemption, if we are not in default on any payments of dividends on the Preferred Stock or on any senior stock or parity stock.

Voting Rights

Except as provided by Delaware law and our certificate of incorporation, holders of Preferred Stock have no voting rights except if the dividends payable on the Preferred Stock are in arrears for six or more quarterly periods. Since dividends have been in arrears since January 1, 1999, holders of the Preferred Stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights, have been entitled to elect two directors. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full.

We are submitting a proposal to be voted on at the special meeting to be held March 6, 2007, to amend the certificate of designations of the Preferred Stock to provide that the right of the holders of Preferred Stock to elect the two directors to our board may be exercised only if and so long as at least 140,000 shares of the Preferred Stock are issued and outstanding. Passage of the proposal is a condition to the exchange offer. Under Delaware law and the certificate of designations of the Preferred Stock, approval of the amendment requires both the affirmative vote of a majority of the outstanding shares of our common stock and voting preferred stock, voting together as a class, and the affirmative vote of two-thirds of our outstanding shares of Preferred Stock voting separately as a class. If the proposal passes and the number of outstanding shares of Preferred Stock falls below 140,000, the Preferred Stock holders will not be entitled to elect, as a class, any members to the board of directors.

The affirmative consent of holders of at least two-thirds of the outstanding Preferred Stock is required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and for amendments to our certificate of incorporation that would affect adversely the rights of holders of the Preferred Stock.

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than matters solely affecting any series of preferred securities.

DESCRIPTION OF CAPITAL STOCK

Authorized capital stock

Our authorized capital stock consists of 75,000,000 shares of common stock, $.10 par value per share, and 250,000 shares of preferred stock, $100 par value per share ("$100 Par Value Preferred Stock"), and 5,000,000 shares of Class C Preferred Stock, no par value ("Class C Preferred Stock").

Common stock

As of January 23, 2007, we had issued and outstanding 16,773,465 shares of our common stock (excluding 3,447,754 shares held in treasury). The shares of common stock currently outstanding are validly issued, fully paid and non-assessable. Subject to the rights of the holders of shares of preferred stock outstanding, if any, holders of shares of our common stock:

- are entitled to receive dividends, when and as declared by the board of directors, from legally available funds;

- are entitled, upon our liquidation, dissolution or winding up, to a pro rata distribution of the assets and funds available for distribution to stockholders;

- are entitled to one vote per share on all matters on which stockholders generally are entitled to vote; and

- do not have preemptive rights to subscribe for additional shares of common stock or securities convertible into shares of common stock.

Holders of common stock vote on all matters brought for the stockholders' approval, except as otherwise required by law and subject to the voting rights of the holders of any outstanding shares of preferred stock. As of January 23, 2007, we had outstanding three series of voting preferred stock that vote together with our common stock as a single class, as described below.

Preferred stock

The $100 Par Value Preferred Stock and Class C Preferred Stock (which includes the Preferred Stock) are issuable in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as our board of directors may determine in resolutions providing for their issuance. As of January 23, 2007, the following shares of $100 Par Value Preferred Stock and Series C Preferred Stock have been designated:

- 4,662 shares of our convertible, noncumulative preferred stock, $100 par value ("Noncumulative Preferred"), of which 660.5 shares are issued and outstanding;

- 20,000 shares of our Series B 12% cumulative, convertible preferred stock, $100 par value ("Series B Preferred"), of which 20,000 shares are issued and outstanding;

- 1,000,000 shares of our Series D 6% cumulative, convertible Class C preferred stock no par value ("Series D Class C Preferred"), of which 1,000,000 shares are issued and outstanding; and

- 920,000 shares of the Preferred Stock, of which 499,102 shares are issued and outstanding (excluding 18,300 shares held in treasury).

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including loss of voting control to others. As of January 23, 2007, we had outstanding the following series of preferred stock:

Outstanding $100 Par Value Preferred

Noncumulative Preferred, par value $100. Each outstanding share of Noncumulative Preferred:

- is entitled to receive noncumulative cash dividends, when and as declared by our board of directors, at the rate of 10% per year of the par value;

- is entitled to one vote for each outstanding share (or one-half of one vote for each fractional one-half share) on all matters submitted to a vote of the stockholders and votes together with the common stock and each series of voting preferred stock as a single class or as otherwise required by law;

- is convertible, at any time and at the option of the holder, into 40 shares of our common stock (or each fractional one-half share is convertible into 20 shares of our common stock), subject to adjustment under certain conditions;

- is redeemable by us at par value (or each fractional one-half share at one-half of the par value) at the option of the holder to the extent we earn net income (as determined under GAAP) after all debt owed by us to our senior lenders (as defined) has been paid in full;

- is redeemable by us, in whole or in part, by paying the holders in cash the par value (one-half of par value for a fractional share); and

- in the event of our liquidation or dissolution, will be entitled to be paid the par value (for each fractional share, one-half of par value) to the extent funds are available before any payment is made to the holders of our common stock, but will not be entitled to participate any further in our assets.

Series B Preferred, par value $100. All of the Series B Preferred are owned by the Golsen Group. Each share of the Series B Preferred:

- is entitled to receive cumulative cash dividends, when and as declared by our board of directors, at the annual rate of 12% of the par value of each outstanding share;

- is entitled to one vote for each outstanding share on all matters submitted to a vote of stockholders and votes together with our common stock and each series of voting preferred stock as a single class or as otherwise required by law;

- is convertible, at any time and at the option of the holder, into 33.3333 shares of our common stock, subject to adjustment under certain conditions; and

- in the event of our liquidation each outstanding share will be entitled to be paid its par value, plus accrued and unpaid dividends, before any payment is made to holders of our common stock, but will not be entitled to participate any further in our assets.

Outstanding Class C Preferred Stock

Preferred Stock. Each outstanding share of Preferred Stock:

- has a stated value of $50 per share;

- entitles the holder to receive cumulative cash dividends, when and as declared by our board of directors, at the rate of $3.25 per annum;

- does not have any voting rights, except (i) as otherwise required by law or (ii) to elect (voting separately as class with all other affected classes or series of parity stock upon which like voting rights have been conferred) two additional directors to our board of directors if dividends are in arrears and unpaid, whether or not declared, in an amount equal to at least six quarterly dividends;

- is convertible into that number of shares of our common stock, obtained by dividing the stated value by the conversion price then in effect, with the initial conversion price set at $11.55 per share, subject to adjustment under certain conditions;

- is subject to special conversion rights upon a change in control or ownership change (as such terms are defined in the terms of the Preferred Stock);

- in the event of our liquidation, dissolution or winding up, is entitled to be paid its stated value plus accrued and unpaid dividends, before any payment shall be made on our common stock;

- is redeemable by us at its stated value plus all accrued and unpaid dividends; and

- is exchangeable at our option in whole, but not in part, for our 6.50% convertible subordinated debentures.

Series D Class C Preferred, no par value. All outstanding shares of Series D Class C Preferred are owned by the Golsen Group. Each outstanding share of Series D Class C Preferred:

- has a liquidation preference of $1.00 per share;

- entitles the holder to receive cumulative cash dividends, when and if declared by our board of directors, at the rate of 6% per annum of the liquidation preferences, except if the dividends on the Preferred Stock are in default, in whole or in part, no dividends shall be paid on this stock until all accrued and unpaid dividends on the Preferred Stock have been paid;

- has .875 votes on all matters submitted to a vote of stockholders and votes together with our common stock and each series of voting preferred stock as a single class or as otherwise required by law;

- is convertible at a rate of four shares of Series D Class C Preferred into one share of our common stock (equivalent to a conversion price of $4 per share of our common stock), subject to adjustment under certain conditions;

- in the event of our liquidation, dissolution or winding up or any reduction in our capital resulting from any distribution of assets to our stockholders, shall receive the sum $1.00, plus all accrued and unpaid dividends, before any amount is paid to holders of our common stock; and

- there is no mandatory or optional redemption of these shares.

As of January 23, 2007, there were approximately $14 million of accrued and unpaid dividends on our outstanding cumulative preferred stock. Until all accrued and unpaid dividends are paid on our outstanding cumulative preferred stock, no dividends may be paid on our common stock. Not paying cumulative accrued dividends on our outstanding preferred stock could adversely affect the marketability of our common stock and our ability to raise additional equity capital.

Preferred Share Purchase Rights

We have adopted a preferred share rights plan (the "rights plan"), which rights plan became effective as of February 27, 1999. The rights plan replaced and renewed a rights plan that was terminating as of that date. Under the rights plan, we declared a dividend distribution of one renewed preferred share purchase right (the "renewed preferred right") for each outstanding share of our common stock outstanding as of February 27, 1999 and all further issuances of our common stock would carry the rights. The rights plan has a term of ten years from its effective date. The renewed preferred rights are designed to ensure that all of our stockholders receive fair and equal treatment in the event of a proposed takeover or abusive tender offer.

The renewed preferred rights are generally exercisable when a person or group (other than Jack E. Golsen, our chairman and chief executive officer, and his affiliates, our company or any of our subsidiaries, our employee benefit plans and certain other limited excluded persons or entities, as set forth in the rights plan) acquire beneficial ownership of 20% or more of our common stock (such a person or group will be referred to as the "acquirer"). Each renewed preferred right (excluding renewed preferred rights owned by the acquirer) entitles stockholders to buy one one-hundredth (1/100) of a share of a new series of participating preferred stock (Series 3 Participating Class C Preferred Stock, no par value (the "Series 3 Preferred")) at an exercise price of $20. Following the acquisition by the acquirer of beneficial ownership of 20% or more of our common stock, and prior to the acquisition of 50% or more of our common stock by the acquirer, our board of directors may exchange all or a portion of the renewed preferred rights (other than renewed preferred rights owned by the acquirer) for our common stock at the rate of one share of common stock per renewed preferred right. Following acquisition by the acquirer of 20% or more of our common stock, each renewed preferred right (other than the renewed preferred rights owned by the acquirer) will entitle its holder to purchase a number of our common shares having a market value of two times the renewed preferred right's exercise price in lieu of the Series 3 Preferred. Thus, only as an example, if our common shares at such time were trading at $10 per share and the exercise price of the renewed preferred right is $20, each renewed preferred right would thereafter be exercisable at $20 for four shares of our common stock.

If after the renewed preferred rights are triggered, we are acquired, or we sell 50% or more of our assets or earning power, each renewed preferred right (other than the renewed preferred rights owned by the acquirer) will entitle its holder to purchase a number of the acquiring company's common shares having a market value at the time of two times the renewed preferred right's exercise price, except if the transaction is consummated with a person or group who acquired our common shares pursuant to a permitted offer, the price for all of our common shares paid to all of our common stockholders is not less than the price per share of our common stock pursuant to the permitted offer and the form of consideration offered in the transaction is the same as the form of consideration paid pursuant to the permitted offer. As defined in the rights plan, a "permitted offer" is an offer for all of our common shares at a price and on terms that a majority of our board, who are not officers or the person or group who could trigger the exerciseability of the renewed preferred rights, deems adequate and in our best interest and that of our stockholders. Thus, only as an example, if our common shares were trading at $10 per share and the exercise price of a renewed preferred right is $20, each renewed preferred right would thereafter be exercisable at $20 for four shares of the acquirer.

Prior to the acquisition by the acquirer of beneficial ownership of 20% or more of our stock, our board of directors may redeem the renewed preferred rights for $.01 per renewed preferred right.

Warrants

On March 25, 2003, we issued warrants (the "Jayhawk warrants") for the purchase of up to 112,500 shares of our common stock. The exercise price of such warrants is $3.49 per share, and the warrants expire on March 24, 2008. The Jayhawk warrants are subject to certain anti-dilution adjustments.

Registration Rights

We entered into a Registration Rights Agreement, dated March 25, 2003, with the members of the Jayhawk Group covering 1,248,500 shares of common stock owned the Jayhawk Group, 112,500 shares issuable upon the exercise of the Jayhawk warrants, and 1,401,081 shares of common stock issuable to the Jayhawk Group upon conversion of 323,650 shares of our Preferred Stock owned by the Jayhawk Group. We are required to use our reasonable efforts to effect the registration of the securities upon the written request of the holders of at least 50% of such securities. We are not required to effect more than two registrations pursuant to such demand rights of the Jayhawk Group. In addition, the agreement entitles the Jayhawk Group to certain piggyback registration rights if, at any time, we propose to register any of our common stock, whether or not for our own account, subject to certain limitations.

Certificate of Incorporation, Bylaws and Delaware Law

Our certificate of incorporation provides for three classes of directors having staggered terms and, except in limited circumstances, a two-thirds vote of outstanding shares to approve a merger, consolidation, sale of all or substantially all of our assets, amend certain provisions of our certificate of incorporation or amend our bylaws. The term of office of each class is for three years. Under the Delaware General Corporation Law, if a board of directors is classified, a director on such a board may be removed by stockholders only for cause, unless the certificate of incorporation otherwise provides. Our certificate of incorporation does not provide otherwise. In this regard, our bylaws add a definition of "cause" for the purpose of removal of a director. "Cause" is defined to exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction or has been adjudged by a court of competent jurisdiction to be liable for intentional misconduct or knowing violation of law in the performance of such director's duty to us and, in each case, only after such adjudication is no longer subject to direct appeal.

We have authorized and unissued (including shares held in treasury) 58,226,535 shares of common stock and 3,730,237 shares of preferred stock as of January 23, 2007. Pursuant to our certificate of incorporation, these authorized and unissued shares could be used by our management to make it more difficult, and thereby discourage, an attempt to acquire control of us.

In addition, our bylaws provide a procedure for filling a vacancy on our board of directors resulting from a newly-created directorship, removal or resignation of a director. Pursuant to those procedures, such a vacancy shall be filled only by the affirmative vote of a majority of the directors then in office. Therefore, stockholders would not have the power to elect any director to fill such vacancy. Further, our bylaws provide for certain procedures to be followed in order to obtain a consent of our stockholders in lieu of a meeting, the business that may be conducted at a meeting of our stockholders and who may be eligible for election as a director. Our bylaws further provide that they may only be amended by a vote of a majority of the directors then in office or by a vote of the holders of two-thirds of the issued and outstanding shares of our stock entitled to vote.

Delaware has adopted an anti-takeover law, which, among other things, will delay for three years business combinations with acquirers of 15% or more of the outstanding voting stock of certain publicly-held companies (such as us), unless (a) the acquirer owned at least 85% of the outstanding voting stock of such company prior to commencement of the transaction, or (b) two-thirds of the stockholders, other than the acquirer, vote to approve the business combination after approval thereof by the board of directors and (c) the stockholders decide to opt out of the statute.

As of January 23, 2007, the Golsen Group owned an aggregate of 3,396,520 shares of our common stock and 1,020,000 shares of our voting preferred stock (of which 1,000,000 shares have .875 votes per share, or 875,000 votes), which together represented approximately 24.3% of the voting power of our issued and outstanding voting securities as of that date. At such date, the Golsen Group also beneficially owned options, rights and other convertible preferred stock that allowed its members to acquire an additional 507,502 shares of our common stock within 60 days of January 23, 2007. If the Golsen

Group were to acquire the additional 507,502 shares of common stock, the Golsen Group would, in the aggregate, beneficially own approximately 26.4% of the voting power of our issued and outstanding shares of our voting securities (common and preferred). Thus, the Golsen Group may be considered to effectively control us. See "Risk Factors."

The foregoing preferred share rights plan, the provisions of our certificate of incorporation and bylaws, the laws of Delaware, and the Golsen Group's ownership of our voting capital stock could render more difficult or discourage a tender offer or proxy contest for control of us and could have the effect of making it more difficult to remove incumbent management in such situations.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is UMB Bank, n.a. Its address is P.O. Box 410064, Kansas City, Missouri 64141, and its telephone number is (800) 821-2171.

DESCRIPTION OF PREFERRED STOCK

The following is a summary of the material terms of the Preferred Stock. For additional information, reference is made to the Certificate of Designations of $3.25 Convertible Exchangeable Class C Preferred stock, Series 2, no par value, filed with the Secretary of State of Delaware on May 21, 1993, amending the Certificate of Incorporation and setting forth the rights, preferences and limitations of the Preferred Stock (the "certificate of designations"), a form of which is filed as an exhibit to the Form S-2 Registration Statement No. 33-61640. Up to 920,000 shares of Preferred Stock are authorized under the certificate of designations. The stated value of each share of Preferred Stock is $50.00. As of January 23, 2007, 499,102 shares of Preferred Stock were outstanding. All references to the term "Company" under this section refer only to LSB Industries, Inc.

Dividends

The holders of the Preferred Stock are entitled to receive when, as and if declared by the board of directors out of funds of the Company legally available for payment, an annual cash dividend of $3.25 per share, payable quarterly in arrears on June 15, September 15, December 15, and March 15 of each year, commencing June 15, 1993. Dividends are payable to holders of record as they appear on the stock books of the Company on such record dates not more than 60 days nor less than 10 days prior to such dividend payment date as shall be fixed by the board of directors. Dividends on the Preferred Stock accrue and are cumulative from the date of initial issuance. Holders of the Preferred Stock are not entitled to any dividends, whether payable in cash, property or securities, in excess of the full cumulative dividends. No interest, sum of money in lieu of interest or other property or securities is payable on account of any dividend payment or payments which may be in arrears. Dividends paid on shares of Preferred Stock in an amount less than the total amount of such dividends at the time accumulated and payable on such shares are allocated pro rata among all such shares at the time outstanding. The amount of dividends payable per share for each full dividend period is computed by dividing by four the $3.25 annual rate. The amount of dividends payable for any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months.

As long as any Preferred Stock shall be outstanding, the Company may not declare, pay, or set aside for payment any dividend (except for a dividend paid in common stock or any other class or series of stock ranking junior to the Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation ("junior stock")) or declare or make any distribution (other than a distribution of Rights, as defined below) upon or purchase, redeem or otherwise acquire common stock or junior stock (or make any payment to or available for a sinking fund for the redemption of any shares of such junior stock) unless there are no arrearages in dividends on the Preferred Stock for any past quarterly dividends.

We are submitting a proposal to be voted on at the special meeting of stockholders to be held on March 6, 2007, to amend the certificate of designations to allow us to purchase shares of our common stock when dividends are in arrears in the open market or through privately negotiated transactions if we deem that a repurchase program is advisable and in the best interest of the Company.

If at any time any dividend on any capital stock of the Company ranking senior as to dividends or distribution of assets upon liquidation to the Preferred Stock (the "senior stock") shall be in default, in whole or in part, then (except to the extent allowed by the terms of such senior stock) no dividends may be paid or declared and set apart for payment on the Preferred Stock unless and until all accrued and unpaid dividends with respect to the senior stock, including the full dividends for the then-current dividend period, shall have been paid or declared and set apart for payment, without interest. No full dividends may be paid or declared and set apart for payment on any class or series ranking on a parity with the Preferred Stock as to payment of dividends or distribution of assets upon liquidation ("parity stock") for any period unless full cumulative dividends have been, or contemporaneously are, paid or declared and set apart for such payment on the Preferred Stock for all dividend payment periods terminating on or prior to the date of payment of such full cumulative dividends. No full dividends may be paid or declared and set apart for payment on the Preferred Stock for any period unless full cumulative dividends have been, or contemporaneously are, paid or declared and set apart for payment on the parity stock for all dividend periods terminating on or prior to the date of payment of such full dividends. When dividends are not paid in full upon the Preferred Stock and the parity stock, all dividends paid or declared and set aside for payment upon shares of Preferred Stock and the parity stock shall be paid or declared and set aside for payment pro rata so that the amount of dividends paid or declared and set aside for payment per share on the Preferred Stock and the parity stock shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Preferred Stock and the parity stock bear to each other.

The Company is a holding company and, accordingly, its ability to pay dividends on the Preferred Stock and the common stock is dependent in large part on its ability to obtain funds from its subsidiaries. The ability of the subsidiaries to pay dividends to the Company, to fund the payment of dividends by the Company or for other purposes, is restricted by certain agreements to which they are parties.

Rights of Other Preferred Stock

The Company currently has outstanding three other series of preferred stock: the Noncumulative Preferred, the Series B Preferred and the Series D Preferred. Each such series of preferred stock ranks on a parity with the Preferred Stock as to liquidation. The Series B Preferred and Series D Preferred rank on a parity with the Preferred Stock with respect to all dividends, and the Noncumulative Preferred ranks on a parity with the Preferred Stock with respect to dividends in any particular year.

The Company has approximately 3,730,237 shares of authorized but unissued preferred stock. Except as described below, such stock could be issued by the board of directors without a vote of the holders of the common stock or preferred stock. The board has sole discretion as to the rights, powers and preferences of such preferred stock and could, if it so chooses, issue preferred stock, which ranks on parity with the Preferred Stock with respect to dividends and payments upon liquidation.

Voting Rights

Except as described below or as required by applicable law, the holders of the Preferred Stock have no voting rights. If at any time dividends payable on the Preferred Stock are in arrears and unpaid in an amount equal to or exceeding the amount of dividends payable thereon for six quarterly dividend periods, whether or not consecutive, the holders of Preferred Stock (voting separately as a class together with the holders of any parity stock upon which like voting rights have been conferred and are then exercisable) have the exclusive right to elect two directors of the Company, such directors to be in addition to the number of directors constituting the board of directors of the Company immediately prior to the accrual of that right. In 2002, the holders of our cumulative preferred stock elected Grant J. Donovan and Dr. N. Allen Ford to serve on our board of directors, and they are currently serving as members of our board of directors. Such voting rights continue for the Preferred Stock until all dividends accumulated and payable on that stock have been paid in full, at which time such voting rights of the holders of the Preferred Stock will terminate, subject to re-vesting in the event of a subsequent similar arrearage.

We are submitting a proposal to be voted on at the special meeting of stockholders to be held on March 6, 2007, to amend the certificate of designations to provide that these voting rights also terminate if and so long as the number of shares of Preferred Stock outstanding falls below 140,000. This proposal must be approved by the holders of a majority of the common stock and voting preferred stock of the Company, voting as a class, and the holders of two-thirds of the then outstanding shares of Preferred Stock voting separately as a class. Approval of this proposal is a condition to the exchange offer. Upon any termination of such voting right, subject to the requirements of Delaware corporation law, the term of office of all the directors elected by holders of Preferred Stock will terminate.

So long as any shares of Preferred Stock remain outstanding, the Company shall not (i) amend, alter or repeal any of the provisions of its Certificate of Incorporation so as to affect adversely the powers, preferences, qualifications, limitations or rights of the holders of the Preferred Stock; or (ii) authorize, issue, or increase the authorized amount of any senior stock or any security convertible into senior stock, without the prior vote or consent of the holders of two-thirds of the then outstanding shares of Preferred Stock voting or consenting separately as a class. A class vote on the part of the holders of the Preferred Stock shall not be required (except as otherwise required by law or resolution of the board of directors) in connection with the authorization, issuance or increase in the authorized amount of any shares of any junior stock or an increase in the amount of any bonds, mortgages, debentures or other obligations of the Company. In addition, the Company shall not increase the authorized amount of the Preferred Stock without the vote or consent of the holders of at least a majority of the shares of Preferred Stock then outstanding, voting or consenting separately as a class.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock are entitled to receive out of the assets of the Company available for distribution to stockholders, subject to the rights of any senior stock and subject to the rights of any parity stock, but before any distribution is made on any junior stock, $50.00 per share in cash plus accumulated and unpaid dividends. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock and parity stock are not paid in full, the holders of the Preferred Stock and parity stock will share ratably in any distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. A consolidation or merger of the Company with one or more corporations or a sale of all or substantially all of the assets of the Company shall not be deemed to be a liquidation, dissolution or winding up of the Company.

Conversion Rights

Each share of Preferred Stock is convertible at any time at the option of the holder thereof into such number of shares of common stock equal to a fraction, the numerator of which is the liquidation preference (excluding accrued but unpaid dividends, if any) of such shares of Preferred Stock surrendered for conversion and the denominator of which is the then current conversion price, except that, if a share of Preferred Stock is called for redemption or exchange, the conversion right with respect to such share will terminate at the close of business on the business day immediately preceding the date fixed for such redemption or exchange (provided that no default by the Company in the payment of the applicable redemption price (including any accrued and unpaid dividends) or in the exchange of such share of Preferred Stock, as the case may be, shall have occurred and be continuing on the date fixed for redemption or exchange, as the case may be) and will be lost if not exercised prior to that time. No fractional share of common stock will be issued upon conversion but, in lieu thereof, an amount in cash will be paid by the Company based on the closing market price of the common stock on the last trading day prior to the date of conversion. The initial conversion price per share of common stock was $11.55.

The holder of record of a share of Preferred Stock on a record date with respect to the payment of a dividend on the Preferred Stock is entitled to receive such dividend on such share of Preferred Stock on the corresponding dividend due date notwithstanding the conversion thereof after such record date or default by the Company in the payment of the dividend payable on such dividend due date. However, a share of Preferred Stock surrendered for conversion during the period from the close of business on any record date for the payment of a dividend on the Preferred Stock to the opening of business on the corresponding dividend due date (except a share of Preferred Stock called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the dividend payable on such dividend due date. The dividend with respect to a share of Preferred Stock called for redemption on a redemption date during the period from the close of business on a record date with respect to the payment of a dividend on the Preferred Stock to the opening of business on the corresponding dividend due date shall be payable on such dividend due date to the holder of record of such share on such dividend record date notwithstanding the conversion of such share of Preferred Stock after such record date and prior to such dividend due date and the holder converting such share of Preferred Stock need not include a payment of such dividend amount upon surrender of such share of Preferred Stock for conversion. Holders of record of shares of Preferred Stock on a record date with respect to the payment of a dividend on the Preferred Stock who convert such shares on or after the corresponding dividend due date will receive the dividend payable by the Company on such date and need not include payment in the amount of such dividend upon surrender of such shares for conversion. Except as stated above, no payment or adjustment is to be made on conversion for dividends accrued on the shares of Preferred Stock or for dividends on the common stock issued on conversion.

With certain exceptions described herein, the conversion price is subject to adjustment upon the occurrence of certain events, including: (i) dividends in common stock on shares of capital stock of the Company; (ii) subdivisions, combinations and reclassifications of the common stock; (iii) the issuance to all holders of common stock of certain rights or warrants (other than Rights) entitling the holders of such rights, options, options or warrants to subscribe for common stock at less than the current market price per share of the common stock, determined pursuant to the Preferred Stock certificate of designations (the "current market price"); (iv) the distribution to all holders of common stock of evidences of indebtedness or other assets (including securities, but excluding Rights, any rights, options or warrants referred to in clause (iii) of this sentence, any dividend or distribution paid exclusively in cash and any dividend or distribution referred to in clause (i) of this sentence); (v) the distribution to or payment of a dividend to all holders of common stock payable exclusively in cash (other than in connection with a merger or consolidation of the Company) in an aggregate amount that, combined together with (A) other such exclusively cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (B) with respect to any tender offer by the Company for its common stock, any cash plus the fair market value (as determined by the board of directors) as of the expiration of such tender offer of any non-cash consideration payable in a tender offer concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds ten percent of an amount determined by multiplying the number of shares of common stock outstanding on the record date for the determination of holders of common stock entitled to receive such distribution by the current market price as of such record date; or (vi) the expiration of a tender offer by the Company for common stock of the Company which requires payment to holders of common stock of an aggregate consideration, consisting of any cash plus the fair market value of any non-cash consideration (as determined by the board of directors), as of the expiration of such tender offer, that combined together with (A) the aggregate of any cash plus the fair market value (as determined by the board of directors) of any non-cash consideration payable in respect of any other tender offer by the Company for common stock expiring during the preceding 12 months and in respect of which no adjustment has been made and (B) the aggregate amount of all distributions and dividends to all holders of common stock, payable exclusively in cash, during the preceding 12 months and in respect of which no adjustment has been made, exceeds ten percent of an amount determined by multiplying the number of shares of common stock outstanding on the last day on which tender could have been made pursuant to such tender offer by the current market price on such day.

No adjustment in the conversion price pursuant to the provisions described in the preceding paragraph will be required unless such adjustment would require a change of at least one percent in the conversion price then in effect, but any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Before taking any action which would cause an adjustment effectively reducing the conversion price below the par value of the common stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of common stock at the conversion price as so adjusted.

In the event of any dividend or distribution to stockholders of the Company consisting exclusively of capital stock of the Company's subsidiaries, LSB Chemical Corp., El Dorado Chemical Company or any of their respective subsidiaries, the Company may, at its option, in consultation with an independent financial advisor selected by the board of directors of the Company, elect, in lieu of all or any portion of the adjustment to the conversion price described in clause (iv) of the second preceding paragraph, to make a cash payment to the holders of the Preferred Stock, as provided in the Preferred Stock certificate of designation. In the event the Company makes such election, the Company shall pay to each holder of Preferred Stock an amount in cash for each such share held by such holder equal to the product of (A) the difference between (x) the quotient of (1) $50.00 divided by (2) the conversion price, as it would have been adjusted but for such election by the Company, minus (y) the quotient of (1) $50.00 divided by (2) the conversion price, as partially adjusted or without any adjustment, as the Company may elect, times (B) the adjusted market price. Such financial advisor is not required to deliver a fairness opinion in connection with the determination of the amount of such cash payment. Such cash payment will be made to the holders of record of the Preferred Stock as they appear on the stock books of the Company at the close of business on the date such distribution is effected. The Company will notify the registered holders of Preferred Stock of such dividend or distribution and of the Company's election to make any such cash payment at least 30 days in advance of the record date for the determination of the holders of common stock entitled to receive such dividend or distribution. As used herein "adjusted market price" means the market price per share of the Company's common stock at the close of business on the date fixed for determination of stockholders entitled to receive such dividend or distribution less the then fair market value (as determined by the board of directors, whose reasonable determination shall be conclusive) of the portion of the assets so distributed applicable to one share of common stock.

With respect to the Preferred Stock Purchase Rights (as defined in the Rights Agreement, dated as of February 17, 1989, between the Company and the Liberty National Bank and Trust Company of Oklahoma City), and, in the event that the Company should distribute rights or warrants issued by the Company to all holders of common stock entitling the holders thereof to subscribe for or purchase shares of common stock or preferred stock, which rights or warrants (i) are deemed to be transferred with such shares of common stock, (ii) are not exercisable and (iii) are also issued in respect of future issuances of common stock, in each case in clauses (i) through (iii) until the occurrence of a specified event or events (such Preferred Stock Purchase Rights and such rights or warrants, if any, collectively, "Rights"), the Company shall make effective provisions so that each holder of the Preferred Stock who converts any shares of Preferred Stock shall (but only if such Rights have not been previously redeemed or terminated) be entitled to receive upon such conversion, in addition to the shares of common stock issuable upon such conversion, a number of such Rights to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of Rights of separate certificates evidencing such Rights (the "distribution date"), the same number of Rights to which a holder of a number of shares of common stock equal to the number of shares issued upon such conversion is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the Rights; and (ii) if such conversion occurs after the distribution date, the same number of Rights to which a holder of the number of shares of common stock into which such shares of Preferred Stock so converted were convertible immediately prior to the distribution date, would have been entitled on the distribution date in accordance with the terms and provisions of and applicable to the Rights.

Special Conversion Rights Upon Corporate Change or Ownership Change

If a corporate change (as defined below) has occurred with respect to the Company, then, except as otherwise provided below, each holder of Preferred Stock shall have the right, at the holder's option, for a period of 45 days after the mailing of a notice by the Company that a corporate change has occurred, to convert all, but not less than all, of such holder's Preferred Stock into shares of marketable stock (as defined below) with an aggregate applicable value (as defined below) equal to the aggregate stated value (as defined below) of the Preferred Stock for which conversion is elected. The Company or the successor corporation, as the case may be, may, at its option, in lieu of providing all or a portion of the marketable stock upon any such conversion, provide the holder with cash in an amount equal to the aggregate stated value of the shares of Preferred Stock for which such conversion was elected and with respect to which marketable stock is not being provided. Shares of Preferred Stock which are not converted or cashed out as provided above will remain convertible into the kind and amount of securities, cash or other assets which the holders of the Preferred Stock would have owned immediately after the corporate change if the holders had converted the Preferred Stock immediately before the effective date of the corporate change. The Company will notify the registered holders of Preferred Stock of any corporate change at least 30 days in advance of the effective date of any such corporate change in order to allow such holders an opportunity to exercise their conversion rights prior to the effective date of such corporate change and before the special conversion right commences.

If an ownership change (as defined below) has occurred with respect to the Company, then, except as provided below, each holder of the Preferred Stock shall have the right, at the holder's option, for a period of 45 days after the mailing of a notice by the Company that an ownership change has occurred, to convert all, but not less than all, of such holders' Preferred Stock into common stock with an aggregate applicable value equal to the aggregate stated value of the Preferred Stock for which conversion is elected. The Company or the successor corporation, as the case may be, may at its option, and in lieu of providing all or a portion of the common stock upon such conversion, provide the holder with cash in an amount equal to the aggregate stated value of the shares of Preferred Stock for which such conversion was elected and with respect to which common stock is not being provided. The conversion right arising upon an ownership change will only be applicable with respect to the first ownership change that occurs after the date of issuance of the Preferred Stock.

If a corporate change or an ownership change occurs with respect to the Company, then, within 30 days after the occurrence of such corporate change or ownership change, as the case may be, the Company will mail to each registered holder of Preferred Stock a notice setting forth details regarding the special conversion right available to such holder based upon such corporate change or ownership change. A holder of Preferred Stock must exercise the special conversion right, if at all, within the 45-day period after the mailing of such notice by the Company. Exercise of such special conversion right shall be irrevocable and dividends on Preferred Stock tendered for conversion shall cease to accrue from and after the conversion date. The conversion date with respect to the exercise of a special conversion right arising upon a corporate change or ownership change shall be the 45th day after the mailing of the notice by the Company that a corporate change or ownership change, as the case may be, has occurred. If a corporate change or an ownership change occurs with respect to the Company, the Company will comply with Rule 13c-4 and Regulation 14E under the Exchange Act with respect to the exercise of the special conversion rights described in this section.

The board of directors of the Company does not have the power to waive the holders' special conversion rights described above without the consent of the holders of two-thirds of the then outstanding shares of Preferred Stock.

As used in this section and "Description of Debentures", a "corporate change" with respect to the Company shall be deemed to have occurred at such time as the Company shall consummate any transaction of merger or consolidation of the Company or the Company shall convey, sell, lease, assign, transfer or otherwise dispose of all or substantially all of the Company's property, business or assets, except that none of the following shall constitute a corporate change:

     (i)   the merger or consolidation of any subsidiary (as defined below) of the Company with or into the Company (provided that the Company shall be the continuing or surviving corporation) or the merger or consolidation of the Company or any subsidiary with or into any one or more wholly-owned subsidiaries of the Company (provided that a wholly-owned subsidiary shall be the continuing or surviving corporation);

(ii)   any sale, lease, transfer or other disposition by any wholly-owned subsidiary of any or all of its assets (upon voluntary liquidation or otherwise) to the Company or any sale, lease, transfer or other disposition by the Company of any or all of its assets to a wholly-owned subsidiary of the Company;

(iii)   any sale, transfer or other disposition by the Company of any or all of the capital stock or assets of LSB Chemical Corp. or El Dorado Chemical Company or any of their subsidiaries or any business acquired after May 19, 1993; and

(iv)   any merger, consolidation, sale, lease, assignment, transfer or disposition pursuant to which the consideration received and to be received by holders of the common stock solely of marketable stock (as defined below).

The term "all or substantially all" of the assets is not defined under the Delaware General Corporation Law or in the indenture covering our 6.50% convertible subordinated debentures into which the Preferred Stock is convertible at the option of the Company. As a result, the meaning of such term depends on, among other things, the amount of revenues or profits attributable to such assets and the value of such assets to the Company on a consolidated basis. Accordingly, it may not be clear whether a particular disposition of assets by the Company would be deemed to constitute a disposition of "all or substantially all" of the assets of the Company that would give rise to the special conversion rights described above.

As used in this section and "Description of Debentures", an "ownership change" with respect to the Company shall be deemed to have occurred at such time as any person (other than Jack E. Golsen and members of his immediate family and entities controlled by Jack E. Golsen and members of his immediate family), together with its affiliates and associates, is or becomes the beneficial owner, directly or indirectly, of more than 50% of the outstanding common stock pursuant to a transaction that does not constitute a corporate change with respect to the Company.

As used in this section and "Description of Debentures", the "applicable value" of a share of the common stock or a share of common stock of a corporation that is the successor to all or substantially all of the business and assets of the Company as the result of a corporate change, shall be the higher of the market value or the reference value (as defined below).

As used in this section and "Description of Debentures", the "market value" of a share of the common stock or a share of common stock of a corporation that is the successor to all or substantially all of the business and assets of the Company as the result of a corporate change, shall be the average of the closing market price of such common stock for the five business days (as defined) ending on the last business day preceding the date of the corporate change or ownership change.

As used in this section and "Description of Debentures", the term "marketable stock" shall mean common stock or common stock of any corporation that is the successor to all or substantially all of the business or assets of the Company as a result of a corporate change, as the case may be, which is (or will, upon distribution thereof, be) listed on a national securities exchange or approved for quotation in the NASDAQ National Market System or any similar system of automated dissemination of quotations of securities prices in the United States. Marketable stock is not required to be registered under the Securities Act prior to issuance.

As used in this section, "stated value" of a share of Preferred Stock converted during the 45-day period following the notice of a corporate change or an ownership change shall mean $50.00 plus accrued and unpaid dividends to the conversion date.

As used in this section and "Description of Debentures", "subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other subsidiaries, or by the Company and one or more other subsidiaries.

As used in this section and "Description of Debentures", the term "reference value" initially means $6.42 per share (which is an amount equal to two-thirds of the closing price of the common stock on the business day immediately prior to the date of the filing of the registration statement covering the Preferred Stock); provided, however, that in the event of any adjustment to the conversion price (which was initially $11.55 per share), the reference value shall also be adjusted so that the ratio of the reference value to the conversion price, after giving effect to any such adjustment, shall always be the same as the ratio of $6.42 to the initial conversion price (without giving effect to any adjustment); provided, further, that if the market value of a share of common stock of a corporation that is the successor to all or substantially all of the business and assets of the Company as the result of a corporate change is less than the reference value (as calculated above), then the reference value shall be equal to the amount determined by multiplying the market value per share of such successor corporation's common stock by a fraction of which the numerator shall be the reference value of the common stock of the Company (as calculated above) and the denominator shall be the market value of the common stock of the Company.

The foregoing provisions do not afford holders of Preferred Stock protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders of Preferred Stock. In particular, in the event a holder elects to exercise the foregoing special conversion right to convert such holder's Preferred Stock into marketable stock or common stock, as the case may be, such holder will be subject to the same risks, including the risk of an increase in leverage, to which such holder would have been subject if such holder had not so converted.

The special conversion rights may deter or make more difficult a tender offer for shares, or a change in control, of the Company.

Exchange Provisions

The Preferred Stock is exchangeable in whole, but not in part, at the option of the Company on any dividend payment date for our 6.50% convertible subordinated debentures (the "Debentures"). See "Description of Debentures". Holders of outstanding shares of the Preferred Stock will be entitled to receive $50.00 principal amount of the Debentures in exchange for each share of Preferred Stock held by them at the time of exchange. Upon such exchange, the rights of the holders of Preferred Stock as stockholders of the Company shall cease (except the right to receive on the Debenture date of exchange (the "Debenture exchange date") accrued and unpaid dividends to the Debenture exchange date and the Debentures), and the person or persons entitled to receive the Debentures issuable upon exchange shall be treated for all purposes as the registered holder or holders of such Debentures. The Company will mail written notice of its intention to exchange the Preferred Stock for the Debentures to each holder of record of the Preferred Stock not less than 30 or more than 60 days prior to the Debenture exchange date.

If on the Debenture exchange date the Company is in default in the payment of any dividends on Preferred Stock or on any senior stock or parity stock or if such exchange shall on the Debenture exchange date be prohibited by applicable law, then no shares of the Preferred Stock shall be exchanged.

Optional Redemption

On and after June 15, 2003, the Preferred Stock may be redeemed at the option of the Company, in whole or, from time to time, in part, at $50.00 per share, plus accumulated but unpaid dividends to the date fixed for redemption (subject to the right of the holder of record on the record date for the payment of a dividend to receive the dividend due on the corresponding dividend due date).

If less than all of the then outstanding shares of Preferred Stock are to be redeemed, the Company will select those to be redeemed pro rata or by lot or in such other manner as the board of directors may determine. Without the consent of the holders of at least two-thirds of the then outstanding shares of Preferred Stock, the Company may not redeem less than all of the outstanding shares of Preferred Stock until all dividends accrued and in arrears upon all outstanding shares of Preferred Stock have been paid for all past dividend periods.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Preferred Stock to be redeemed addressed to such stockholders at the address shown on the books of the Company. On and after the redemption date, dividends shall cease to accumulate on shares of Preferred Stock called for redemption, and all rights of the holders of such shares shall terminate except the right to receive the redemption price.

There is no mandatory redemption or sinking fund obligation with respect to the Preferred Stock.

Miscellaneous

Holders of Preferred Stock have no preemptive rights. Shares of Preferred Stock redeemed or otherwise reacquired by the Company, converted into common stock of the Company or exchanged for Debentures shall resume the status of authorized and unissued shares of the Company's Class C preferred stock, undesignated as to series, and shall be available for subsequent issuance.

In case any dividend payment date, any redemption date or the last date on which a holder of Preferred Stock has the right to convert such holder's shares of Preferred Stock shall not be a business day, then payment of a dividend due or a redemption price or conversion of the shares of Preferred Stock need not be made on such date, but may be made on the next succeeding business day, provided that, for purposes of computing such payment, no interest shall accrue for the period from and after such dividend payment date or redemption date, as the case may be.

The Preferred Stock is not listed on any national securities exchange.

<p align="center">**DESCRIPTION OF DEBENTURES**</p>

If the Company elects to exchange the Preferred Stock for the Debentures, the Company will issue the Debentures under an indenture to be dated as of the Debenture exchange date between the Company and a designated trustee at a rate of $50.00 principal amount of Debentures for each share of Preferred Stock so exchanged. The indenture will be substantially in the form filed as an exhibit to the Form S-2 Registration Statement No. 33-61640 registering the Preferred Stock, with such changes as may be required by law or usage. The following is a summary of the material provisions of the indenture. For further information, reference is made to the indenture, including the definitions therein of certain terms. References in this section to the Company refer only to LSB Industries, Inc.

General

The Debentures will be unsecured, subordinated obligations of the Company, limited to a principal amount equal to the total liquidation preference of the Preferred Stock for which the Debentures will be exchanged, and will mature on June 15, 2018. The Company will pay interest on the Debentures semiannually, from the Debenture exchange date, on June 15 and December 15 of each year, commencing on the first such interest payment date following the Debenture exchange date, at the rate of 6.5% per annum. Interest will be paid on the Debentures to the persons who are registered holders at the close of business on the June 1 or December 1, as the case may be, next preceding the interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal (and premium, if any) and interest will be payable and the Debentures may be presented for conversion, exchange or transfer at an office or agency of the Company maintained for such purposes in the Borough of Manhattan, The City of New York, or Oklahoma City, Oklahoma, except that payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto as it appears in the Debenture register.

In case any interest payment date, redemption date or stated maturity of any Debenture or the last date on which a holder has the right to convert such holder's Debentures shall not be a business day, then payment of interest or principal or conversion of the Debentures need not be made on such date, but may be made on the next succeeding business day, provided that, for purposes of computing such payment, no interest shall accrue for the period from and after such interest payment date or stated maturity, as the case may be.

The Debentures will be issued only in fully registered form in denominations of $50.00 or any integral multiple thereof. The Debentures are exchangeable at the option of the holder for other authorized denominations and transfers thereof will be registrable without charge, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Indenture does not restrict the ability of the Company to incur indebtedness, create liens on its assets or pay dividends and does not restrict the operations of the Company.

Conversion Rights

The holders of Debentures will be entitled at any time on or before June 15, 2018, to convert the Debentures into common stock, initially at the conversion price in effect for the Preferred Stock on the Debenture exchange date, except that, with respect to Debentures called for redemption, conversion rights will expire at the close of business on the business day immediately prior to the redemption date, unless the Company defaults in making the payment due upon redemption. With limited exceptions, no payment or adjustment is to be made on conversion for interest accrued on the Debentures or for dividends on the common stock issued on conversion. No fractional shares will be issued, and, in lieu of any fractional share, an amount in cash will be paid based on the closing market price of the common stock on the last trading day prior to the date of conversion.

The conversion price is subject to adjustment upon the occurrence of the events described under "Description of Preferred Stock-Conversion Rights."

The registered holder of Debentures at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debentures on the corresponding interest payment date notwithstanding the conversion thereof after such record date or, subject to certain provisions applicable to defaulted interest, the Company's default in payment of the interest due on such interest payment date. However, Debentures surrendered for conversion during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date (except Debentures called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Subject to certain provisions applicable to defaulted interest, the interest payment with respect to a Debenture called for redemption on a redemption date during the period from the close of business on an interest payment record date to the opening of business on the corresponding interest payment date shall be payable on such interest payment date to the registered holder of such Debenture at the close of business on such interest payment record date notwithstanding the conversion of such Debenture after such interest payment record date and prior to such interest payment date, and the holder converting such Debenture need not include a payment of such interest payment amount upon surrender of such Debenture for conversion. Registered holders of Debentures on an interest payment record date who convert Debentures on or after the corresponding interest payment date will receive the interest payable by the Company on such date and need not include payment in the amount of such interest upon surrender of such Debentures for conversion. Except as stated above, no payment or adjustment is to be made on conversion for interest accrued on the Debentures or for dividends on the common stock issued on conversion.

Special Conversion Rights Upon Corporate Change or Ownership Change

If a corporate change has occurred with respect to the Company, then, except as otherwise provided below, each holder of a Debenture then outstanding shall have the right, at the holder's option, for a period of 45 days after the mailing of a notice by the Company that a corporate change has occurred, to convert all, but not less than all, of such holder's Debentures into shares of marketable stock with an aggregate applicable value equal to the aggregate stated value (as defined below) of the Debentures for which conversion is elected. The Company or the successor corporation, as the case may be, may, at its option, in lieu of providing all or a portion of the marketable stock upon any such conversion, provide the holder with cash in an amount equal to the aggregate stated value of the Debentures for which such conversion was elected and with respect to which marketable stock is not being provided. Debentures which are not converted or cashed out as provided above will become convertible into the kind and amount of securities, cash or other assets which the holders of the Debentures would have owned immediately after the corporate change if the holder had converted the Debentures immediately before the effective date of the corporate change. The Company will notify the registered holders of Debentures of any corporate change at least 30 days in advance of the effective date of any such corporate change in order to allow such holders an opportunity to exercise their conversion rights prior to the effective date of such corporate change and before the special conversion right commences. As used in this section "stated value" of a Debenture converted during the 45-day period following the notice of a corporate change or an ownership change shall mean 100% of the principal amount of the Debentures so converted, plus accrued and unpaid interest to the conversion date.

If an ownership change should occur with respect to the Company, then, except as otherwise provided below, each holder of a Debenture shall have the right, at the holder's option, for a period of 45 days after the mailing of a notice by the Company that an ownership change has occurred, to convert all, but not less than all, of such holder's Debentures into common stock of the Company with an aggregate applicable value equal to the aggregate stated value of the Debentures for which conversion was elected. The Company or the successor corporation, as the case may be, may, at its option and in lieu of providing all or a portion of the common stock upon any such conversion, provide the holder with cash in an amount equal to the aggregate stated value of Debentures for which such conversion was elected and with respect to which common stock is not being provided. The conversion right arising upon an ownership change will only be applicable with respect to the first ownership change that occurs after the Debenture exchange date.

If a corporate change or an ownership change has occurred with respect to the Company, then, within 30 days after the occurrence of such corporate change or ownership change, as the case may be, the Company will mail to the trustee and each registered holder of a Debenture a notice setting forth details regarding the special conversion right available to such holder based upon such corporate change or ownership change. The holder of a Debenture must exercise this special conversion right, if at all, within the 45-day period after the mailing of such notice by the Company. Exercise of such conversion right shall be irrevocable and interest on Debentures (or portions thereof) tendered for conversion shall cease to accrue from and after the conversion date. The conversion date with respect to the exercise of a conversion right arising upon a corporate change or ownership change shall be the 45th day after the mailing of the notice by the Company that a corporate change or ownership change, as the case may be, has occurred. If a corporate change or an ownership change occurs with respect to the Company, the Company will comply with Rule 13c-4 and Regulation 14B under the Exchange Act with respect to the exercise of the special conversion rights described in this section.

Neither the board of directors of the Company nor the trustee has the power to waive the holders' special conversion rights described above without the consent of the holders of at least two-thirds in aggregate principal amount of the outstanding Debentures.

The foregoing provisions will not afford holders of the Debentures protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders of the Debentures. In particular, in the event a holder elects to exercise the foregoing special conversion right to convert such holder's Debentures into marketable stock or common stock, as the case may be, such holder will be subject to the same risks, including the risk of an increase in leverage, to which such holder would have been subject if such holder had not so converted.

The special conversion right may deter or make more difficult a tender offer for shares, or a change in control, of the Company.

Subordination

The payment of principal (and premium, if any), sinking fund requirements and interest on the Debentures is subordinated in right of payment to the payment of all senior indebtedness of the Company.

"Senior indebtedness" is defined as the principal of, premium, if any, and unpaid interest on the following, whether outstanding as of the Debenture exchange date or thereafter incurred or created: (a) indebtedness of the Company for money borrowed (including purchase-money obligations) evidenced by notes or other written obligations; (b) indebtedness of the Company evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or similar instrument; (c) obligations of the Company as lessee under capitalized leases and under leases of property made as part of any sale and leaseback transactions; (d) indebtedness of others of any of the kinds described in the preceding clauses (a) through (c) assumed or guaranteed by the Company and (e) renewals, extensions and refundings of, and indebtedness and obligations issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (a) through (d); provided, however, that the following will not constitute senior indebtedness: (i) any indebtedness or obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such indebtedness or obligations is subordinate in right of payment to all other indebtedness of the Company not expressly subordinated to such indebtedness or obligation; (ii) any indebtedness or obligation which by its terms refers explicitly to the Debentures and states that such indebtedness or obligation shall not be senior in right of payment thereto; (iii) any indebtedness or obligation of the Company in respect of the Debentures; and (iv) any indebtedness or obligation of the Company to any subsidiary. The indenture does not limit the amount of senior indebtedness that may be incurred.

With limited exceptions, no payment on account of principal (and premium, if any), sinking fund requirements or interest on the Debentures may be made if at the time of such payment there exists a default with respect to any senior indebtedness. In the event that, notwithstanding the restrictions described in the preceding sentence, the Company makes any payment to the trustee or a holder of Debentures prohibited by any such restriction with such trustee or holder, as the case may be, knowing of such contravention before receipt thereof, then such payment will be required to be paid over and delivered forthwith to the holders of senior indebtedness remaining unpaid, to the extent necessary to pay in full all such senior indebtedness. The subordination provisions in the indenture are intended to benefit, and may be enforced directly by, the holders of senior indebtedness. Upon any payment or distributions of the assets of the Company to creditors upon any dissolution, total or partial liquidation, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings relating to the Company, the holders of senior indebtedness will be entitled to receive payments in full of all amounts due or to become due thereon before the holders of Debentures are entitled to receive any payment.

By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of senior indebtedness or of the Debentures may recover less, ratably, than holders of senior indebtedness and may recover more, ratably, than holders of the Debentures.

Sinking Fund

The indenture requires the Company to redeem through a mandatory sinking fund commencing on June 15, 2003, or the first June 15 following the Debenture exchange date, whichever is later, on each succeeding June 15 to and including June 15, 2017, on at least 30 days and not more than 60 days notice mailed to each holder of Debentures to be redeemed at his address appearing in the security register, five percent of the principal amount of the Debentures issued, at a redemption price equal to the principal amount thereof plus interest accrued to the redemption date. Debentures acquired by the Company through purchase, Debentures redeemed by the Company otherwise than through the mandatory sinking fund, and Debentures which have been converted may be used, at the principal amount thereof, to reduce the amount of any mandatory sinking fund payment.

Optional Redemption

The Debentures were not redeemable prior to June 15, 1996. The Debentures may be redeemed otherwise than through the operation of the sinking fund, at the Company's option, in whole or, from time to time, in part, on at least 30 days and not more than 60 days notice mailed to each holder of Debentures to be redeemed at his address appearing in the security register, at 100% of the principal amount, plus accrued and unpaid interest to the date of redemption (subject to the right of the registered holder on the record date for an interest payment to receive such interest payment payable on the corresponding Interest Payment date), if any.

Debentures in a denomination larger than $50.00 may be redeemed in part in whole multiples of $50.00. On and after the redemption date, interest ceases to accrue on Debentures, or portions thereof, called for redemption.

Modification of the Indenture

With the consent of the holders of at least two-thirds in aggregate principal amount of the outstanding Debentures, the Company and the trustee may enter into an indenture or indentures supplemental to the original indenture, provided that no such supplemental indenture may, without the consent of the holder of each outstanding Debenture affected thereby, (a) change the stated maturity of the principal of (and premium, if any), or any installment of interest on, any Debenture, (b) reduce the principal amount of, or the interest on, or any premium payable on redemption of, any Debenture, (c) change the place of or currency for payment of the principal of or premium or interest on, any Debenture, (d) impair the right to institute suit for the enforcement of any such payment when due, (e) adversely affect the right to convert any Debenture, (f) modify the provisions of the indenture with respect to the subordination of the Debentures in a manner adverse to the holders of the outstanding Debentures, (g) reduce the percentage of the principal amount of outstanding Debentures necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture or (h) modify any provisions of the indenture relating to the modification and amendment of the indenture or waivers of past defaults, except as otherwise specified. The indenture is also subject to modification as a result of amendments to the Trust Indenture Act and the rules and regulations promulgated thereunder by the SEC.

Events of Default, Notice and Waiver

The following will be events of default under the indenture: (a) any default in the payment of any interest, which shall have continued for 30 days; (b) any default in the payment of principal (or premium, if any) when due; (c) any default in the deposit of a sinking fund payment when due, (d) any failure to perform any other covenant of the Company contained in the indenture, which shall have continued for at least 60 days after written notice as provided in the indenture; and (e) certain events of bankruptcy, insolvency or reorganization relating to the Company. If an event of default (other than an event of default described in clause (e) of the immediately preceding sentence) shall occur and be continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debentures may declare the Debentures due and payable. If an event of default described in clause (e) above shall occur, the principal of, and accrued interest on, the Debentures will become immediately due and payable without any declaration or other act of the holders or the trustee.

The indenture will provide that the trustee shall, as and to the extent provided by the Trust Indenture Act, give to the holders of Debentures notice of all uncured defaults known to it, provided, however, that in the case of a default described in (d) of the preceding paragraph, such notice shall not be given for at least 30 days after the occurrence thereof. The trustee shall be protected in withholding such notice if the trustee in good faith determines that the withholding of such notice is in the interest of such holders, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any of the Debentures.

The indenture will provide that the holders of a majority in aggregate principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. Before proceeding to exercise any right or power under the indenture at the direction of such holders, the trustee shall be entitled to receive reasonable security or indemnity from such holders against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. The right of a holder to institute a proceeding with respect to the indenture is subject to certain conditions precedent, including notice and indemnity to the trustee, but the holder has an absolute right, subject to the rights of holders of senior indebtedness as described in "Subordination" above, to receipt of principal of (and premium, if any) and interest on such holder's Debentures at the stated maturity of the principal or interest or both, as the case may be, and to convert such Debentures and to institute suit for the enforcement of any such payment or such conversion.

The holders of a majority in aggregate principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive certain past defaults, except a default in payment of the principal of (or premium, if any) or interest on any Debentures or in respect of certain provisions of the indenture which cannot be modified or amended without the consent of the holder of each outstanding Debenture affected thereby.

The Company will be required to furnish to the trustee annually a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in the performance and observance of certain terms of the indenture and, if they have knowledge that the Company is in default, specifying such default.

INTERESTS OF OUR PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS

The tables below are based on information available to us as of January 23, 2007, and are believed to be current. Such information was furnished by the listed individuals or entities or contained in filings made with the SEC or our records. A person is deemed to be the beneficial owner of shares of our Preferred Stock or common stock which the person could acquire within 60 days of January 23, 2007. Because of SEC requirements as to the method of determining the amount of shares an individual or entity may beneficially own, the amounts shown below for an individual or entity may include shares of Preferred Stock or common stock also considered beneficially owned by others.

Principal Stockholders

The following table sets forth the following information with respect to each person (including any "group" as used in Section 13(d)(3) of the Securities Act of 1934, as amended) that we know to have beneficial ownership of more than 5% of our Preferred Stock or our common stock:

- the number of shares and percentage of class beneficially owned as of January 23, 2007;

- the number of shares of Preferred Stock eligible to be tendered in this offer;

- the number of shares of Preferred Stock that will not be tendered in this offer;

- The number of shares and percentage of class beneficially owned following the completion of this offer, assuming 309,807 shares of Preferred Stock are tendered and accepted.

Beneficial Owner	Class	Number of Shares	Percentage of Class	Preferred Stock To Be Tendered	Preferred Stock Not Tendered	Number of Shares After Exchange	Percentage of Class
Jack E. Golsen and members of his family[1]	Preferred Stock	49,550[2]	9.9%	26,467[2]	23,083[2]	23,083	12.2%
	common	4,820,688[3]	26.5%	--	--	4,901,968	24.1%
	voting preferred	1,020,000[4]	99.9%	--	--	1,020,000	99.9%
Kent C. McCarthy and affiliates[5]	Preferred Stock	346,662[6]	69.5%	180,450[6]	166,212[6]	166,212	87.8%
	common	2,969,150[7]	16.0%	--	--	3,523,312	17.6%
Paul J. Denby [8]	common	1,270,400	7.6%	--	--	1,270,400	6.7%
James W. Sight[9]	common	966,320	5.8%	--	--	966,320	5.1%

(1) Includes Jack E. Golsen ("J. Golsen") and the following members of his family: wife, Sylvia H. Golsen; son, Barry H. Golsen ("B. Golsen") (a director, Vice Chairman of the Board of Directors, and President of the Company and its Climate Control Business); son, Steven J. Golsen ("S. Golsen") (executive officer of several subsidiaries of the Company); and daughter, Linda F. Rappaport ("L. Rappaport"). SBL Corporation ("SBL") is wholly-owned by Sylvia H. Golsen (40% owner), B. Golsen (20% owner), S. Golsen (20% owner), and L. Rappaport (20% owner) and, as a result, SBL, J. Golsen, Sylvia H. Golsen, B. Golsen, S. Golsen, and L. Rappaport share the voting and dispositive power of the shares beneficially owned by SBL and its wholly owned subsidiary, Golsen Petroleum Corp ("GPC"). The address of Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, and Linda F. Rappaport is 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107; and Steven J. Golsen's address is 7300 SW 44th Street, Oklahoma City, Oklahoma 73179. SBL's address is 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107.

 (2) Includes 9,050 shares of Preferred Stock owned of record by SBL and 40,500 shares of Preferred Stock owned of record by GPC. Pursuant to the Jayhawk Agreement, and as a condition to the exchange offer, Jack E. Golsen and his family members will tender 26,467 of the 49,550 shares of the Preferred Stock beneficially owned by them through SBL and GPC. For more information regarding the Jayhawk Agreement, see the section of this offer to exchange entitled "Summary – Recent Developments – Jayhawk Agreement." SBL's and GPC's address is 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107.

(3) Includes (a) the following shares over which J. Golsen has the sole voting and dispositive power: (i) 25,000 shares that he owns of record, (ii) 4,000 shares that he has the right to acquire upon conversion of a promissory note, (iii) 133,333 shares that he has the right to acquire upon the conversion of 4,000 shares of LSB's Series B Preferred owned of record by a trust, of which he is the sole trustee, (iv) 93,529 shares owned of record by a trust, of which he is the sole trustee, and (v) 176,500 shares that he has the right to acquire within the next 60 days under LSB's stock option plans; (b) 838,747 shares owned of record by a trust, of which Sylvia H. Golsen is the sole trustee, over which she and her husband, J. Golsen share voting and dispositive power; (c) 311,639 shares over which B. Golsen has the sole voting and dispositive power, 533 shares owned of record by B. Golsen's wife, over which he shares the voting and dispositive power, and 66,250 shares that he has the right to acquire within the next 60 days under LSB's stock option plans; (d) 248,915 shares over which S. Golsen has the sole voting and dispositive power and 46,250 shares that he has the right to acquire within the next 60 days under LSB's stock option plans; (e) 195,406 shares held in trust for the grandchildren and great grandchild of J. Golsen and Sylvia H. Golsen of which B. Golsen, S. Golsen and L. Rappaport jointly share voting and dispositive power; (f) 82,552 shares owned of record by L. Rappaport over which she has sole voting and dispositive power; (g) 1,512,099 shares owned of record by SBL, 39,177 shares that SBL has the right to acquire upon conversion of 9,050 shares of Preferred Stock; 400,000 shares that SBL has the right to acquire upon conversion of 12,000 shares of Series B Preferred owned of record by SBL, and 250,000 shares that SBL has to right to acquire upon conversion of 1,000,000 shares of Series D Preferred owned of record by SBL and (h) 88,100 shares owned of record by GPC, 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Series B Preferred owned of record by GPC and 175,325 shares that GPC has the right to acquire upon conversion of 40,500 shares of Preferred Stock owned of record by GPC. J. Golsen disclaims beneficial ownership of the shares that B. Golsen, S. Golsen, and L. Rappaport each have the sole voting and investment power over as noted above. B. Golsen, S. Golsen, and L. Rappaport disclaim beneficial ownership of the shares that J. Golsen has the sole voting and investment power over as noted above and in footnote (5) and the shares owned of record by Sylvia H. Golsen. Sylvia H. Golsen disclaims beneficial ownership of the shares that J. Golsen has the sole voting and dispositive power over. Does not include 70,200 shares of our common stock that L. Rappaport's husband owns of record and 185,000 shares which he has the right to acquire within the next 60 days under our stock option plans, all of which L. Rappaport disclaims beneficial ownership. Does not include 263,320 shares of common stock owned of record by certain trusts for the benefit of B. Golsen, S. Golsen, and L. Rappaport over which B. Golsen, S. Golsen and L. Rappaport have no voting or dispositive power. Heidi Brown Shear, our Vice President and Managing Counsel, the niece of J. Golsen, the wife of David M. Shear, our Senior Vice President and General Counsel, and daughter of Dr. Robert C. Brown, a director of our Company, is the Trustee of each of these trusts.

(4) Includes: (a) 4,000 shares of Series B Preferred owned of record by a trust, of which J. Golsen is the sole trustee, over which he has the sole voting and dispositive power; (b) 12,000 shares of Series B Preferred owned of record by SBL; (c) 4,000 shares Series B Preferred owned of record by GPC, over which SBL, J. Golsen, Sylvia H. Golsen, B. Golsen, S. Golsen, and L. Rappaport share the voting and dispositive power and (d) 1,000,000 shares of Series D Preferred owned of record by SBL.

(5) Kent C. McCarthy as the manager and sole member of Jayhawk Capital Management, L.L.C. ("Jayhawk"), a Delaware limited liability company, and as Jayhawk's investment advisor, is deemed to beneficially own, and has sole voting and dispositive power over, the shares of our Preferred Stock and common stock beneficially owned by Jayhawk, as well as the shares that Mr. McCarthy personally owns. Jayhawk is deemed to have beneficial ownership of our Preferred Stock and common stock held in the portfolios of (a) Jayhawk Institutional Partners, L.P. ("Jayhawk Institutional"), a Delaware limited partnership, and (b) Jayhawk Investments, L.P. ("Jayhawk Investments"), a Delaware limited partnership. Jayhawk is the general partner and manager of Jayhawk Institutional and Jayhawk Investments and, as such, has sole voting and dispositive power over such shares. Mr. McCarthy disclaims beneficial ownership of all such shares other than his personal holdings. Mr. McCarthy's address is 5410 West 61st Place, Suite 100, Mission, Kansas 66205.

(6) Includes 23,800 shares of Preferred Stock that Mr. McCarthy owns of record, 171,390 shares of Preferred Stock held in the portfolio of Jayhawk Institutional and 151,472 shares held in the portfolio of Jayhawk Investments. Pursuant to the Jayhawk Agreement, and as a condition to the exchange offer, Mr. McCarthy will tender 180,450 of the 346,662 shares of the Preferred Stock beneficially owned by him. For more information regarding the Jayhawk Agreement, see the section of this offer to exchange entitled "Summary – Recent Developments – Jayhawk Agreement."

(7) Includes 161,000 shares of common stock that Mr. McCarthy holds through a revocable trust, 1,053,700 shares of common stock held in the portfolio of Jayhawk Institutional, 1,500,700 shares of common stock receivable upon conversion of 346,662 shares of our Preferred Stock , 112,500 shares of common stock that may be acquired upon exercise of warrants, and 141,250 shares of common stock that may be acquired upon conversion of $1 million principal amount of our 7% Convertible Senior Subordinated Debentures due 2011. Mr. McCarthy disclaims beneficial ownership of all of our securities held by Jayhawk, Jayhawk Institutional, and Jayhawk Investments.

(8) Includes 53,400 shares held by Mr. Denby's wife, with whom he shares voting and dispositve power over such shares of common stock. Mr. Denby's address is 4613 Redwood Court, Irving, Texas 75038.

(9) Mr. Sight's address is 2100 Brookwood, Mission Hill, Kansas 66208.

Security Ownership of Management

The following table sets forth information obtained from our directors and executive officers and our directors and executive officers as a group as to their beneficial ownership of our Preferred Stock and common stock as of January 23, 2007.

- the number of shares and percentage of class beneficially owned as of January 23, 2007;

- the number of shares of Preferred Stock eligible to be tendered in this offer;

- the number of shares of Preferred Stock that will not be tendered in this offer;

- the number of shares and percentage of class beneficially owned following the completion of this offer, assuming 309,807 shares of Preferred Stock are tendered and accepted.

Beneficial Owner**	Class	Number of Shares	Percentage of Class	Preferred Stock To Be Tendered	Preferred Stock Not Tendered	Number of Shares After Exchange	Percent of Class
Raymond B. Ackerman *Director*	common[1]	21,000	*	--	--	21,000	*
Robert C. Brown, M.D. *Director*	common[2]	208,329	1.2%	--	--	208,329	1.1%
Charles A. Burtch *Director*	common[3]	15,000	*	--	--	15,000	*
Grant J. Donovan *Director*	Preferred Stock common[4]	6,988 42,951	1.4% *	6,988 --	0 --	0 64,411	-- *
N. Allen Ford *Director*	Preferred Stock[5] common[5]	100 1,432	* *	100 --	0 --	0 1,739	-- *
Barry H. Golsen *Vice Chairman of the Board, President*	Preferred Stock[6] common[6] voting preferred[6]	49,550 3,169,462 1,016,000	9.9% 17.8% 99.5%	26,467 -- --	23,083 -- --	23,083 3,250,742 1,016,000	12.2% 16.2% 99.5%
Jack E. Golsen *Chairman of the Board, Chief Executive Officer*	Preferred Stock[6] common[6] voting preferred[6]	49,550 3,869,143 1,020,000	9.9% 21.4% 99.9%	26,467 -- --	23,083 -- --	23,083 3,950,423 1,020,000	12.2% 19.5% 99.9%
David R. Goss *Director, Executive Vice President - Operations*	common[7]	263,641	1.6%	--	--	263,641	1.4%
Bernard G. Ille *Director*	common[8]	45,000	*	--	--	45,000	*
Jim D. Jones *Senior Vice President, Corporate Controller, Treasurer*	common[9]	186,352	1.1%	--	--	186,352	1.0%
Donald W. Munson *Director*	Preferred Stock[10] common[10]	100 16,432	* *	100 --	0 --	0 16,739	 *
Horace G. Rhodes *Director*	common[11]	20,000	*	--	--	20,000	*
David M. Shear *Senior Vice President, General Counsel*	common[12]	165,756	1.0%	--	--	165,756	*
Tony M. Shelby *Director*	Preferred Stock[13] common[13]	3,500 305,421	* 1.8%	3,500 --	0 --	0 316.170	-- 1.7%
John A. Shelly *Director*	common	--	--	--	--	--	--
Directors and Executive Officers as a group (15 persons)	Preferred Stock[14] common[14] voting preferred	60,238 5,731,885 1,020,000	12.1% 30.6% 99.9%	37,155 -- --	23,083 -- --	23,083 5,845,988 1,020,000	12.2% 28.0% 99.9%

---

* Less than 1%.

**The business address of each of the executive officers and directors identified in the table is 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107, unless otherwise noted.

(1) This amount includes the following shares over which Mr. Ackerman shares voting and dispositive power: (a) 2,000 shares held by Mr. Ackerman's trust, and (b) 4,000 shares held by the trust of Mr. Ackerman's wife. The remaining 15,000 shares of common stock included herein are shares that Mr. Ackerman may acquire pursuant to currently exercisable non-qualified stock options.

(2) The amount shown includes 15,000 shares of common stock that Dr. Brown may acquire pursuant to currently exercisable non-qualified stock options granted to him by the Company. The shares, with respect to which Dr. Brown shares the voting and dispositive power, consists of 122,516 shares owned by Dr. Brown's wife, 50,727 shares owned by Robert C. Brown, M.D., Inc., a corporation wholly-owned by Dr. Brown, and 20,086 shares held by the Robert C. Brown M.D., Inc. Employee Profit Sharing Plan, of which Dr. Brown serves as the trustee. The amount shown does not include shares owned directly, or through trusts, by the children of Dr. Brown and the son-in-law of Dr. Brown, all of which Dr. Brown disclaims beneficial ownership.

(3) Mr. Burtch has sole voting and dispositive power over these shares, which may be acquired by Mr. Burtch pursuant to currently exercisable non-qualified stock options.

(4) Mr. Donovan owns 6,988 shares of Preferred Stock, over which he has the sole voting and dispositive power. The shares of common stock amount include (a) 42,451 shares of common stock over which he has the sole voting and dispositive power, including 30,251 shares that Mr. Donovan has the right to acquire upon conversion of 6,988 shares of Preferred Stock, and (b) 500 shares owned of record by Mr. Donovan's wife, voting and dispositive power of which are shared by Mr. Donovan and his wife.

(5) Mr. Ford and his wife share voting and dispositive over these shares, which include (a) 1,000 shares of common stock and (b) 432 shares of common stock that Mr. Ford has the right to acquire upon conversion of 100 shares of Series 2 Preferred.

(6)   See footnotes (1), (2), (3), and (4) of the table under "Principal Stockholders" for a description of the amount and nature of the shares beneficially owned by each of J. Golsen and B. Golsen.

(7) Mr. Goss has the sole voting and dispositive power over these shares, which include 600 shares held in a trust of which Mr. Goss is trustee and 115,000 shares that Mr. Goss has the right to acquire within 60 days pursuant to options granted under our stock option plans.

(8) The amount includes (a) 15,000 shares that Mr. Ille may purchase pursuant to currently exercisable non-qualified stock options, over which Mr. Ille has the sole voting and dispositive power, and (b) 30,000 shares owned of record by Mr. Ille's wife, voting and dispositive power of which are shared by Mr. Ille and his wife.

(9) Mr. Jones has the sole voting and dispositive power over these shares which includes 115,000 shares that Mr. Jones has the right to acquire within 60 days pursuant to options granted under our stock option plans.

(10) Mr. Munson has the sole voting and dispositive power over these shares, which include (a) 432 shares of common stock that Mr. Munson has the right to acquire upon conversion of 100 shares of Preferred Stock and (b) 15,000 shares that Mr. Munson may purchase pursuant to currently exercisable non-qualified stock options.

(11) Mr. Rhodes has sole voting and dispositive power over these shares, which include 15,000 shares that may be acquired by Mr. Rhodes pursuant to currently exercisable non-qualified stock options granted to him by the Company.

(12)   Includes 100,544 shares that Mr. Shear has the right to acquire within 60 days pursuant to options granted under the Company's stock option plans and over which he has the sole voting and dispositive power and 65,212 shares in which he shares voting and dispositive powers with his wife. This amount does

not include, and Mr. Shear disclaims beneficial ownership of, the shares beneficially owned by Mr. Shear's wife, which consist of 22,760 shares that she has the right to acquire within 60 days pursuant to options granted under the Company's stock option plans and 291,308 shares, the beneficial ownership of which is disclaimed by her, that are held by trusts of which she is the trustee.

(13) Mr. Shelby has the sole voting and dispositive power over these shares, which include 115,000 shares that Mr. Shelby has the right to acquire within 60 days pursuant to options granted under our stock option plans and 15,151 shares that Mr. Shelby has the right to acquire upon conversion of 3,500 shares of Preferred Stock.

(14) The shares of common stock include 778,294 shares of common stock that executive officers and directors have the right to acquire within 60 days under our stock option plans, 260,768 shares that executive officers, directors, or entities controlled by our executive officers and directors, have the right to acquire within 60 days upon conversion of the 60,238 shares of Preferred Stock, and 920,666 shares of common stock that executive officers, directors, or entities controlled by our executive officers and directors, have the right to acquire within 60 days under other rights, warrants and convertible securities.

Other Transactions in Preferred Stock

On October 6, 11, 12 and 25, 2006, we entered into various Exchange Agreements with certain holders of our Preferred Stock to exchange an aggregate of 104,548 shares of Preferred Stock in exchange for an aggregate of 773,655 shares of common stock, subject to approval by AMEX to list the shares of common stock to be issued in connection with the Exchange Agreements. The exchange rate was 7.4 shares of common stock for each share of Preferred Stock surrendered to the Company. The holders agreed to waive all accrued and unpaid dividends on the Preferred Stock exchanged. On November 7, 2006, the AMEX approved the listing of the 773,655 shares of common stock to be issued, and thereafter, we completed the exchanges pursuant to the Exchange Agreements.

Members of the Jayhawk Group acquired shares of Preferred Stock in open market transactions on December 15, 2006 (3,300 shares), December 18, 2006 (500 shares), December 22, 2006 (100 shares), December 29, 2006 (1,700 shares), and January 4, 2007 (162 shares).

Except as otherwise described in this offer to exchange, neither we nor, to the best of our knowledge, any of our executive officers, directors, affiliates, or subsidiaries nor, to the best of our knowledge, any of our or our subsidiaries' directors or executive officers, nor any associates or subsidiaries of any of the foregoing, (a) has effected any transactions involving the shares of Preferred Stock during the 60 days prior to January 23, 2007, or (b) is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the exchange offer or with respect shares of Preferred Stock, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the Preferred Stock , joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. Federal income tax consequences to holders of Preferred Stock that participate in the exchange offer. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. Federal income taxation that may be relevant to an investor's decision to participate in the exchange, nor any tax consequences arising under the laws of any state, local or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, foreign persons, persons that hold the Preferred Stock through an entity treated as a partnership for U.S. federal income tax purposes or as part of a straddle or conversion transaction, or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who hold the Preferred Stock as a "capital asset" (generally, property held for investment) within the meaning of Section 1221 of the Code.

Compliance with Circular 230

The United States Treasury Department establishes standards for tax practitioners who practice before the Internal Revenue Service (the "Service"). Those standards are set forth in a publication known as Circular 230. Circular 230 was recently revised and now requires that written statements adhere to certain standards of factual and legal due diligence, contain certain material and conform to a specific manner of presentation.

The following discussion is not intended to be a Marketed Opinion within the meaning of Circular 230. Therefore, as permitted in Circular 230, please note the following Marketed Opinion disclaimer:

IMPORTANT LIMITATIONS ON TAX ASPECTS --
MARKETED OPINION DISCLAIMER

In order to avoid the characterization of this discussion as a Marketed Opinion, please note that the discussion: (i) was not intended or written to be used and cannot be used by any taxpayer for the purpose of avoiding penalties; (ii) was written to support the promotion or marketing of the transaction or matters addressed herein; and (iii) taxpayers should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Please note that any tax advice contained in this discussion was not intended or written to be used, and cannot be used, for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any tax-related matter addressed herein.

As used in this section, a "U.S. holder" is a beneficial owner of Preferred Stock or common stock that is for U.S. Federal income tax purposes:

- an individual U.S. citizen or resident alien;

- a corporation, or entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate whose world-wide income is subject to U.S. Federal income tax; or

- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

A non-U.S. holder is any holder (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER.

Participation in the Exchange Offer. The exchange of Preferred Stock for common stock pursuant to the exchange offer constitutes a recapitalization within the meaning of section 368(a)(1)(E) of the Code. Accordingly, except as described below with respect to dividends in arrears and fractional shares, no gain or loss will be recognized on the exchange. Your initial tax basis in common stock received in the exchange (other than common stock attributable to dividends in arrears on the Preferred Stock) will be equal to your basis in the Preferred Stock surrendered in the exchange, and your holding period for such common stock will include the period during which you held such Preferred Stock. The fair market value of any common stock received by you attributable to dividends in arrears on the Preferred Stock may be taxable in part as ordinary dividend income and in part as a nontaxable recovery of part of your tax basis in the common stock you receive in exchange for your Preferred Stock. Your tax basis in the common stock you receive for your Preferred Stock (and not for the dividend arrearages) will be reduced by any part of the value of the common stock received in respect of the dividend arrearages that is treated as a nontaxable return of your tax basis. Your initial tax basis in the common stock you receive in respect of the dividend arrearages will be equal to the fair market value of such common stock, and your holding period with respect to such common stock will begin on the date of the exchange.

A holder of Preferred Stock who receives cash in lieu of a fractional share of common stock will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the holder's adjusted tax basis allocable to such fractional share.

Effect of Accrued and Unpaid Dividends. Under provisions of section 301 of the Code and Treasury Regulation section 1.368-2(e)(5), a holder of Preferred Stock will be deemed to have received a distribution from us if the fair market of the common stock received in the exchange exceeds the $50.00 issue price of the Preferred Stock surrendered. The amount of this deemed distribution will be the lesser of (a) the amount of such excess or (b) the amount of the accumulated and unpaid dividends on the Preferred Stock. Pursuant to the exchange offer, we will exchange 7.4 shares of common stock for each share of Preferred Stock tendered. If the exchange were made as of February 2, 2007, the deemed distribution would be $23.975, which is the lesser of (a) $59.89 (the value of 7.4 shares of common stock, based on a closing price on that date of $14.85 per share, $109.89, less the $50.00 issue price of the Preferred Stock) or (b) $23.975 (the amount of accumulated and unpaid dividends on a share of Preferred Stock on such date). To determine if there will be a deemed distribution in respect of the dividend arrearages on the Preferred Stock you exchange and the amount of any such deemed distribution, the calculation must be made as of the date of the closing of the exchange offer based on the value of our common stock at that time.

The amount of any deemed distribution will be treated as a dividend to holders tendering Preferred Stock only to the extent we have current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) and will be includible in income by holders of the Preferred Stock when received (those earnings and profits will be allocated proportionately to each share of Preferred Stock we receive in the exchange offer). Under current law, such dividends paid to a U.S. holder who is an individual will be taxed at a 15% tax rate. Any such dividend will be eligible for the dividends received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. The amount of any deemed distribution to you in excess of your share of our current or accumulated earnings and profits will be treated as a return of capital to the extent of your basis in your common stock and thereafter, as capital gain.

The calculation of earnings and profits for federal income tax purposes involves difficult factual determinations and many questions as to which the law is unclear. For this purpose, "current" earnings and profits means our earnings and profits for the current taxable year, which will not end until December 31, 2007. We are unable to predict whether we will have earnings and profits for 2007. Accordingly, we are unable to determine if (a) there will be a deemed distribution in respect of the exchange for holders who tender their Preferred Stock for shares of common stock (because we do not know what the price of a share of common stock will be on the day of closing or if the value of 7.4 shares of common stock on that day will exceed the $50 issue price of a share of Preferred Stock) or (b) if the value of 7.4 shares of common stock does exceed the $50 issue price of a share of Preferred Stock, how much, if any, of the excess will be a dividend or a return of capital that results in a reduction in the tax basis of the recipient in the shares of common stock received (because we do not know if we will have current earnings and profits for 2007).

Ownership of Common Stock Received in the Exchange Offer. While we have not made a distribution in respect of our common stock since January 1, 1999, any distributions paid by us out of our current or accumulated earnings and profits on our common stock (whether received pursuant to the exchange offer or otherwise) will constitute a dividend and will be includible in income by holders when received. Under current law, such dividends paid through December 31, 2010, to a U.S. holder who is an individual will be taxed at a 15% rate. Any such dividend will be eligible for the dividends received deduction if the U.S. holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. Distributions in excess of our current or accumulated earnings and profits will be treated as a return of capital to the extent of your basis in your common stock and thereafter, as capital gain.

Upon a disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common stock. Such capital gain or loss generally will be long-term capital gain or loss if you held such common stock for more than one year on the date of such disposition. Currently long-term capital gains of a U.S. holder who is an individual are taxed at a 15% rate. The deductibility of capital losses is subject to limitations.

Backup Withholding Tax and Information Reporting. Unless you are an exempt recipient, such as a corporation, the exchange of Preferred Stock for common stock pursuant to the exchange offer and the receipt of dividends on our common stock received as part of the exchange will be subject to information reporting and may be subject to United States federal backup withholding tax at a current rate of 28%, if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable United States information reporting or certification requirements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.

We incorporate by reference in this offer to exchange the following documents filed with the SEC pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"):

• our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

• our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006; and

• our current reports on Form 8-K filed on October 12, 2006, October 16, 2006, October 31, 2006, November 14, 2006 (two reports of the same date), November 21, 2006 (two reports of the same date), November 30, 2006, December 22, 2006, January 12, 2007, and January 29, 2007.

The information incorporated by reference is an important part of this offer to exchange.

You may read and copy any document we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov and through the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1872 and at AMEX's website, www.amex.com.

You may obtain a copy of any or all of the documents summarized in this offer to exchange or incorporated by reference in this offer to exchange, without charge, at our website at www.lsbindustries.com or by request directed to us at the following address and telephone number:

LSB Industries, Inc.
Attention: Secretary
16 South Pennsylvania
P.O. Box 754
Oklahoma City, OK 73101-0754
(telephone (405) 235-4546).

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed a statement on Schedule TO, which contains additional information with respect to the exchange offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner set forth above. We will amend the Schedule TO to disclose additional material information about us and the exchange offer that occurs following the date of this offer to exchange.

FORWARD-LOOKING STATEMENTS

This offer to exchange and the documents incorporated by reference into this offer to exchange contain forward-looking statements. All statements in this offer to exchange and such incorporated information other than statements of historical fact are forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which could cause actual results and performance of the Company to differ materially from such statements. The words "believe", "may", "expect", "estimate", "anticipate", "intend", "will", "project" and similar expressions identify forward-looking statements. Such forward-looking statements relate to statements about our business strategies, our expected financial position and operating results, the projected size of our markets and our financing plans and similar matters, including but not limited to, the following:

- the Climate Control's emphasis on increasing the sales and operating margins of all products and to continue to develop new products and increase production to meet customer demand;

- the Climate Control Business shipping substantially all of their backlog within twelve months;

- the cost increases for certain raw materials and component parts in the Climate Control Business impacting future margin percentages;

- the investment in the Climate Control Business is expected to increase capacity and reduce overtime;

- the Climate Control Business will continue to launch new products and product upgrades in an effort to maintain our current market position and to establish presence in new markets;

- prospects for Climate Control's new products are improving and will make a contribution in the future;

- our results of operations and financial condition at Cherokee may in the future be materially affected by changes in the supply and cost of natural gas;

- funding our projected capital expenditures from working capital and financing;

- the outlook for capital expenditures for 2007;

- our plans for 2007 include additional production capacity at Climate Control if there is sufficient cash flow;

- the projected cost of and expected completion of soil remediation at the Hallowell Facility;

- retaining most of our future earnings, if any, to provide funds for our operations and/or expansion of our business;

- paying dividends on our stock;

- ability to meet all required covenants under our loan agreements;

- our seasonal products in our Chemical Business;

- our primary efforts to improve the results of the Chemical Business include efforts to increase the non-seasonal sales volumes of Cherokee and El Dorado with an emphasis on customers that will accept the commodity risk inherent with natural gas and anhydrous ammonia;

- projected capital expenditures and the amounts thereof including the amounts relating to the NPDES permit and the sulfuric acid plant's air emissions; and

- ability of the Climate Control Business vendors to deliver required inventory components on a timely basis.

While we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. There are a variety of factors which could cause future outcomes to differ materially from those described in this report, including, but not limited to,

- decline in general economic conditions, both domestic and foreign,

- material reduction in revenues,

- material increase in interest rates,

- ability to collect in a timely manner a material amount of receivables,

- increased competitive pressures,

- changes in federal, state and local laws and regulations, especially environmental regulations, or in interpretation of such, pending,

- additional releases (particularly air emissions) into the environment,

- material increases in equipment, maintenance, operating or labor costs not presently anticipated by us,

- the requirement to use internally generated funds for purposes not presently anticipated,

- the inability to secure additional financing for planned capital expenditures,

- the cost for the purchase of raw materials including anhydrous ammonia and natural gas,

- changes in competition,

- the loss of any significant customer,

- changes in operating strategy or development plans,

- inability to fund the working capital and expansion of our businesses,

- adverse results in any of our pending litigation,

- inability to obtain necessary raw materials and

- other factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operation" contained in our Annual Report on 10-K for the year ended December 31, 2005 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

Given these uncertainties, all parties are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 does not apply to the forward-looking statements in this offer to exchange.

J GIORDANO SECURITIES GROUP
425 Madison Avenue, 3rd Floor, New York, NY 10017
jgiordano.com / Tel 212-209-7676 / Fax 212-759-5618

January 26, 2007

PERSONAL AND CONFIDENTIAL

Board of Directors
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, OK 73107

Dear Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to LSB Industries, Inc. (the "Company") and its shareholders of a tender offer for the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 (the "Series 2 Preferred") in exchange for issuance of 7.4 LSB Industries, Inc. common shares, par value $0.10 per share ("Common Shares") for each Series 2 Preferred share, and the waiver by each Exchanging Holder (as defined below) of their rights to all accrued and unpaid dividends on the Series 2 Preferred shares tendered. An "Exchanging Holder" is any Series 2 Preferred shareholder that tenders and subsequently has shares accepted for exchange.

In arriving at our opinion, we have reviewed, among other things, (a) the transaction and related agreements thereto; (b) certain financial and other information related to the Company including audited and unaudited financial statements; (c) the Company's recent and three year Common Share price history; (d) the Company's recent Series 2 Preferred share price history; and (e) the amount of Series 2 Preferred accrued and unpaid dividends. We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the tender offer.

We have assumed and relied upon, without independent investigation or evaluation, the accuracy and completeness of all of the financial and other information discussed or reviewed by us and assumed such accuracy and completeness for purposes of rendering this opinion without independent verification. In addition, we did not undertake an independent evaluation or appraisal of the assets, including any patents, and liabilities, contingent or otherwise, of the Company and we have not been furnished with such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of the Company in connection with their consideration of the contemplated tender offer and does not constitute a recommendation as to whether any Exchange Holder should tender its Series 2 Preferred.

J Giordano Securities Group ("JGSG"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, secondary distributions of listed securities, private placements and other valuations for corporate and other purposes. In March 2006, JGSG completed the private placement of an $18 million convertible debenture for the Company.

JGSG may provide investment banking services to the Company in the future. JGSG provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities of the Company for its own account and for the accounts of customers.

This opinion as to the fairness of the contemplated tender offer to the Company and its shareholders is based on the market, economic and other conditions as they existed on, and could be evaluated as of the date of this letter. In our analysis and determination of fairness, we have relied upon information available on the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. This opinion has been prepared solely for the use stated above. The opinion may not be furnished to any other person without our written permission, nor may it be relied upon by any other person.

Based upon the foregoing and other matters that we consider relevant, it is our opinion that as of the date hereof, the Common Shares proposed to be issued by the Company in the contemplated tender offer is fair from a financial point of view to the Company and its shareholders.

Very truly yours,

/s/ J Giordano Securities Group
J Giordano Securities Group

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The exchange agent (the "Exchange Agent") for the Exchange Offer is:

UMB Bank, n.a.

By Registered or Certified Mail:	*By Overnight Mail or Courier:*
UMB Bank, n.a.	UMB Bank, n.a.
Securities Transfer Division	Securities Transfer Division
Attn: Jennifer Fuller	Attn: Jennifer Fuller
P.O. Box 419064	928 Grand Boulevard, 5th Floor
Kansas City, MO 64141-6064	Kansas City, Missouri 64106

For Confirmation by Telephone: (800) 884-4225
For eligible institutions only

The Information Agent for the Exchange Offer is:

Georgeson

17 State Street, 10th Floor
New York, NY 10004

(800) 657-4428 (Toll Free)

Banks and Brokerage Firms please call:
(212) 440-9800

Additional copies of this offer to exchange, the letter of transmittal or other tender offer materials may be obtained from the Information Agent and will be furnished at our expense. Questions and requests for assistance or additional copies hereof or the letter of transmittal should be directed to the Information Agent.